Exhibit 99.1

Semi-Annual Report
As of and for the three and six months ended June 30, 2016

CERTAIN DEFINED TERMS
In this Semi-Annual Report, unless otherwise specified, the terms “we,” “our,” “us,” the “Company,” the “Group,” and “FCA” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries, or any one or more of them, as the context may require.
All references in this Semi-Annual Report to “Euro” and “€” refer to the currency introduced at the start of the third stage of European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended. All references to “U.S. Dollars,” “U.S. Dollar,” “U.S.$” and “$” refer to the currency of the United States of America (or “U.S.”).

Forward-Looking Statements
This document, and in particular the section entitled “Outlook,” contains forward-looking statements. These statements may include terms such as “may,” “will,” “expect,” “could,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “remain,” “on track,” “design,” “target,” “objective,” “goal,” “forecast,” “projection,” “outlook,” “prospects,” “plan,” or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group's current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: the Group's ability to reach certain minimum vehicle volumes; developments in global financial markets and general economic and other conditions; changes in demand for automotive products, which is highly cyclical; the Group's ability to enrich the product portfolio and offer innovative products; the high level of competition in the automotive industry; the Group's ability to expand certain of the Group's brands internationally; changes in the Group's credit ratings; the Group's ability to realize anticipated benefits from any acquisitions, joint venture arrangements and other strategic alliances; potential shortfalls in the Group's defined benefit pension plans; the Group's ability to provide or arrange for adequate access to financing for the Group's dealers and retail customers; the Group's ability to access funding to execute the Group's business plan and improve the Group's business, financial condition and results of operations; various types of claims, lawsuits and other contingent obligations against the Group; disruptions arising from political, social and economic instability; material operating expenditures in relation to compliance with environmental, health and safety regulations; developments in labor and industrial relations and developments in applicable labor laws; increases in costs; disruptions of supply or shortages of raw materials; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters and other risks and uncertainties.
Any forward-looking statements contained in this Semi-Annual Report speak only as of the date of this document and the Company does not undertake any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Company's financial results, is included in the Company's reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Netherlands Authority for the Financial Markets (stichting Autoriteit Financiële Markten, (the “AFM”), Borsa Italiana S.p.A. and Consob (collectively, the “CONSOB”).

MANAGEMENT DISCUSSION AND ANALYSIS
Highlights

Six months ended June 30			Three months ended June 30
2016	2015 (1)	(€ million, except per share amounts)	2016	2015 (1)
€54,463	€54,383	Net revenues	€27,893	€28,540
€2,367	€1,922	EBIT	€1,060	€1,226
€3,007	€2,101	Adjusted EBIT (2)	€1,628	€1,401
€1,364	€695	Profit before taxes	€569	€607
€799	€284	Net profit from continuing operations	€321	€257
€799	€425	Net profit	€321	€333
		Net profit attributable to:
€783	€398	Owners of the parent	€311	€320
€16	€27	Non-controlling interests	€10	€13
		Net profit from continuing operations attributable to:
€783	€272	Owners of the parent	€311	€252
€16	€12	Non-controlling interests	€10	€5
		Earnings per share (3)
€0.518	€0.264	Basic earnings per share	€0.206	€0.212
€0.502	€0.264	Diluted earnings per share	€0.199	€0.212
		Earnings per share for Net profit from continuing operations (3)
€0.518	€0.180	Basic earnings per share	€0.206	€0.167
€0.502	€0.180	Diluted earnings per share	€0.199	€0.167
__________________________
(1) The Group's operating results for the three and six months ended June 30, 2015 have been re-presented to exclude Ferrari, consistent with Ferrari's classification as a discontinued operation for the year ended December 31, 2015. Ferrari operating results are presented as a single line item within the Condensed Consolidated Income Statements for the three and six months ended June 30, 2015. The spin-off of Ferrari was completed on January 3, 2016 (refer to Note 2, Scope of consolidation, in the Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report).

(2)
Adjusted EBIT is calculated as EBIT excluding gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) which are considered rare or discrete events that are infrequent in nature. Refer to the sections - Non-GAAP Financial Measures, - Group Results and - Results by Segment below.

(3)	Refer to Note 19, Earnings per share, in the Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report for the calculation of basic and diluted earnings per share.

(€ million, except number of employees)	At June 30, 2016	At December 31, 2015 (4)
Net Debt	€(7,163)	€(6,548)
Of which: Net Industrial Debt	€(5,474)	€(5,049)
Total Equity	€16,769	€16,255
Equity attributable to owners of the parent	€16,575	€16,092
Number of employees	236,305	238,162
__________________________
(4) The assets and liabilities of Ferrari were classified as Assets held for distribution and Liabilities held for distribution within the Consolidated Statement of Financial Position at December 31, 2015.

Non-GAAP Financial Measures

We monitor our operations through the use of several non-generally accepted accounting principles, or non-GAAP, financial measures: Net Debt, Net Industrial Debt, Adjusted EBIT and certain information provided on a constant exchange rate basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance and financial position. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union(5).

Net Debt and Net Industrial Debt: We believe these non-GAAP measures are useful in providing a measure of the Group’s total indebtedness after consideration of cash and cash equivalents and current securities. Refer to the section —Liquidity and Capital Resources below.

Adjusted EBIT: We believe this non-GAAP measure is useful because it excludes items that we don’t believe are indicative of the Group’s ongoing operating performance. We also believe that presenting this non-GAAP measure is useful for analysts and investors to understand how management assesses the Group’s ongoing operating performance on a consistent basis. Refer to the sections —Group Results and —Results by Segment below.

Constant Exchange Rate: The discussions within the sections —Group Results and —Results by Segment below include information about our results at constant exchange rates (“CER”), which is calculated by applying the prior-year average exchange rates to current financial data expressed in local currency in which the relevant financial statements are denominated (see Note 1, Basis of preparation, in the Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report for the exchange rates applied). Management’s evaluation of operating performance excludes the effects of currency fluctuations and in addition, we believe that results excluding the effect of currency fluctuations provide additional useful information to investors regarding the operating performance and trends in our business on a local currency basis.

__________________________

(5)	There is no effect on the Semi-Annual Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union.

Group Results
The following is a discussion of the Group's results of operations for the three and six months ended June 30, 2016 compared to the three and six months ended June 30, 2015, which includes a presentation of certain amounts as a percentage of Net revenues to facilitate comparisons between the periods presented.
The Group is no longer presenting the separate line item “Other income/(expenses)” and all amounts previously reported within the “Other income/(expenses)” line item have been reclassified to the line item “Selling, general and other costs” within the Condensed Consolidated Income Statements for the three and six months ended June 30, 2015. This reclassification had no effect on the Group's consolidated results of operations, financial position or cash flows.
The Group's operating results for the three and six months ended June 30, 2015 have been re-presented to exclude Ferrari, consistent with Ferrari's classification as a discontinued operation for the year ended December 31, 2015. Ferrari's operating results are presented as a single line item within the Condensed Consolidated Income Statements and the Condensed Consolidated Statements of Comprehensive Income for the three and six months ended June 30, 2015. The spin-off of Ferrari was completed on January 3, 2016 (refer to Note 2, Scope of Consolidation, in the Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report).

	Three months ended June 30		Six months ended June 30
(€ million)	2016	2015	2016	2015
Net revenues	€27,893	€28,540	€54,463	€54,383
Cost of sales	24,154	24,612	46,957	47,212
Selling, general and other costs	1,897	2,054	3,653	3,962
Research and development costs	806	685	1,565	1,370
Result from investments	79	45	141	95
Gains on disposal of investments	5	—	5	—
Restructuring costs	60	8	67	12
EBIT	1,060	1,226	2,367	1,922
Net financial expenses	491	619	1,003	1,227
Profit before taxes	569	607	1,364	695
Tax expense	248	350	565	411
Net profit from continuing operations	321	257	799	284
Profit from discontinued operations, net of tax	—	76	—	141
Net profit	€321	€333	€799	€425
Net profit attributable to:
Owners of the parent	€311	€320	€783	€398
Non-controlling interests	€10	€13	€16	€27

Net revenues

Six months ended June 30		Increase/(decrease)		(€ million)	Three months ended June 30		Increase/(decrease)
2016	2015	%	CER		2016	2015	%	CER
€54,463	€54,383	0.1%	2.2%	Net revenues	€27,893	€28,540	(2.3)%	0.8%
Refer to the section —Results by Segment below for a detailed discussion of Net revenues for each of our six reportable segments (NAFTA, LATAM, APAC, EMEA, Maserati and Components) for the three and six months ended June 30, 2016 compared to the corresponding periods in 2015.

Cost of sales

Six months ended June 30		Increase/(decrease)		(€ million)	Three months ended June 30		Increase/(decrease)
2016	2015	%	CER		2016	2015	%	CER
€46,957	€47,212	(0.5)%	1.5%	Cost of sales	€24,154	€24,612	(1.9)%	1.2%
86.2%	86.8%			Cost of sales as % of Net revenues	86.6%	86.2%
The decrease in Cost of sales for the three and six months ended June 30, 2016 compared to the corresponding period in 2015 was primarily related to (i) slightly lower volumes and (ii) foreign currency translation effects, which were partially offset by (iii) vehicle mix and (iv) higher manufacturing costs and product costs for content enhancements, net of efficiencies. The decrease in Cost of sales was primarily attributable to decreases in LATAM and APAC, partially offset by increases in EMEA and NAFTA.
For the three and six months ended June 30, 2016, the decrease in Cost of sales in LATAM was primarily due to the decrease in volumes. The decrease in Cost of sales in APAC for the three and six months ended June 30, 2016 was mainly due to decreased volumes attributable to lower levels of imports from the localized production through the GAC Fiat Chrysler Automobiles Co. Ltd (“GAC”) joint venture in China, which is accounted for using the equity method of accounting, as well as lower volumes in Australia.
The increase in Cost of sales in EMEA for the three and six months ended June 30, 2016 was attributable to the increase in volumes. The increase in Cost of Sales in NAFTA for the three and six months ended June 30, 2016 includes the charges to adjust our warranty provisions for the estimated costs of recall campaigns related to an industry wide recall for airbag inflators manufactured by a single supplier, Takata Corporation (“Takata”) (refer to the section —Results by Segment-NAFTA below and Note 16, Guarantees granted, commitments and contingent liabilities, in the Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report for additional information).
Selling, general and other costs

Six months ended June 30		Increase/(decrease)			Three months ended June 30		Increase/(decrease)
2016	2015	%	CER	(€ million)	2016	2015	%	CER
€3,653	€3,962	(7.8)%	(5.3)%	Selling, general and other costs	€1,897	€2,054	(7.6)%	(4.5)%
6.7%	7.3%			Selling, general and other costs as % of Net revenues	6.8%	7.2%
Selling, general and other costs include advertising, personnel, and administrative costs. Advertising costs accounted for 47.3 percent and 44.0 percent of total Selling, general and other costs for the three months ended June 30, 2016 and 2015, respectively, and 46.8 percent and 46.3 percent for the six months ended June 30, 2016 and 2015, respectively.
The decrease in Selling, general and other costs for the three and six months ended June 30, 2016 compared to the corresponding period in 2015 was primarily due to (i) lower direct marketing costs in APAC, which are now incurred by the GAC joint venture as a result of the shift to localized production through the GAC joint venture in China, (ii) lower costs in LATAM, (iii) foreign currency translation effects and (iv) other items that are individually not material, which were partially offset by (v) higher advertising costs in EMEA and (vi) an increase in Maserati for launch activities.

Other costs for the three and six months ended June 30, 2015 included the €81 million charge related to the consent order agreed with U.S. National Highway Traffic Safety Administration (“NHTSA”) resolving the issues raised by NHTSA with respect to FCA US’s execution of 23 recall campaigns in NHTSA's Special Order issued to FCA US on May 22, 2015.

Research and development costs

Six months ended June 30		Increase/(decrease)			Three months ended June 30		Increase/(decrease)
2016	2015	%	CER	(€ million)	2016	2015	%	CER
€862	€776	11.1%	12.2%	Research and development expensed	€434	€381	13.9%	16.5%
703	592	18.8%	21.5%	Amortization of capitalized development costs	372	303	22.8%	26.4%
—	2	n.m.	n.m.	Write-down of capitalized development costs	—	1	n.m.	n.m.
€1,565	€1,370	14.2%	16.1%	Total Research and development costs	€806	€685	17.7%	20.7%

Six months ended June 30			Three months ended June 30
2016	2015		2016	2015
1.6%	1.4%	Research and development expensed as % of Net revenues	1.6%	1.3%
1.3%	1.1%	Amortization of capitalized development costs as % of Net revenues	1.3%	1.1%
2.9%	2.5%	Total Research and development costs as % of Net revenues	2.9%	2.4%
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n.m.- number is not meaningful
The increase in Research and development expensed during the three and six months ended June 30, 2016 compared to the corresponding period in 2015 was primarily attributable to NAFTA and EMEA.
The increase in amortization of capitalized development costs during the three and six months ended June 30, 2016 compared to the corresponding periods in 2015 was mainly attributable to the all-new Chrysler Pacifica and the Jeep Renegade in NAFTA.
Total expenditures on research and development were as follows:

Six months ended June 30		Increase/ (decrease)		Three months ended June 30		Increase/ (decrease)
2016	2015	%	(€ million)	2016	2015	%
€1,205	€1,221	(1.3)%	Development costs capitalized	€644	€662	(2.7)%
862	776	11.1%	Research and development expensed	434	381	13.9%
€2,067	€1,997	3.5%	Total Research and development expenditures	€1,078	€1,043	3.4%
58.3%	61.1%		Development costs capitalized as % of total expenditures on research and development	59.7%	63.5%
3.8%	3.7%		Total Research and development expenditures as a % of Net revenues	3.9%	3.7%

Result from investments

Six months ended June 30		Increase/ (decrease)		Three months ended June 30		Increase/ (decrease)
2016	2015	%	(€ million)	2016	2015	%
€141	€95	48.4%	Result from investments	€79	€45	75.6%
The increase in Result from investments for the three and six months ended June 30, 2016 compared to the corresponding periods in 2015 was primarily attributable to improved results from the GAC joint venture, which is within APAC, due to shift to localized production in China.
EBIT

Six months ended June 30		Increase/(decrease)			Three months ended June 30		Increase/(decrease)
2016	2015	%	CER	(€ million)	2016	2015	%	CER
€2,367	€1,922	23.2%	23.5%	EBIT	€1,060	€1,226	(13.5)%	(12.2)%
The decrease in EBIT during the three months ended June 30, 2016 compared to the same period in 2015 was primarily attributable to the decrease in (i) NAFTA of €396 million that was partially offset by increases in (ii) LATAM of €124 million, (iii) EMEA of €81 million and (iv) Components of €10 million.
The increase in EBIT during the six months ended June 30, 2016 compared to the same period in 2015 was primarily attributable to increases in (i) NAFTA of €179 million, (ii) LATAM of €182 million and (iii) EMEA of €152 million, which were partially offset by (iv) a decrease in APAC of €47 million.

Adjusted EBIT

Six months ended June 30		Increase/(decrease)			Three months ended June 30		Increase/(decrease)
2016	2015	%	CER	(€ million)	2016	2015	%	CER
€3,007	€2,101	43.1%	44.1%	Adjusted EBIT	€1,628	€1,401	16.2%	18.3%
Adjusted EBIT is calculated as EBIT excluding: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature.
The increase in Adjusted EBIT during the three months ended June 30, 2016 compared to the same period in 2015 was primarily attributable to (i) €359 million primarily driven by favorable mix, which was partially offset by (ii) an increase in industrial costs of €99 million primarily related to higher product and manufacturing costs for content enhancements, net of efficiencies, as well as (iii) a €76 million increase in selling, general and administrative costs mainly due to the increase in advertising and commercial launch costs for new vehicles.
The increase in Adjusted EBIT during the six months ended June 30, 2016 compared to the same period in 2015 was primarily attributable to (i) €650 million primarily driven by favorable mix and (ii) an increase of €143 million for favorable net price, which reflects positive gross pricing that was partially offset by incentives.
Refer to the section —Results by Segment below for a detailed discussion of Adjusted EBIT for each of our six reportable segments (NAFTA, LATAM, APAC, EMEA, Maserati and Components) for the three and six months ended June 30, 2016 compared to the corresponding periods in 2015.

The following table is the reconciliation of Adjusted EBIT to EBIT, which is the most directly comparable measure included in the Consolidated Income Statement:

Six months ended June 30			Three months ended June 30
2016	2015	(€ million)	2016	2015
€3,007	€2,101	Adjusted EBIT	€1,628	€1,401
(414)	—	Recall campaigns - airbag inflators	(414)	—
(156)	—	NAFTA capacity realignment	(105)	—
(19)	(80)	Venezuela currency devaluation	—	(80)
—	(81)	NHTSA consent order	—	(81)
(67)	(12)	Restructuring costs	(60)	(8)
—	(4)	Impairment expense	—	(4)
5	—	Gains on disposal of investments	5	—
11	(2)	Other	6	(2)
(640)	(179)	Total adjustments	(568)	(175)
€2,367	€1,922	EBIT	€1,060	€1,226

Net financial expenses

Six months ended June 30		Increase/(decrease)			Three months ended June 30		Increase/(decrease)
2016	2015	%	CER	(€ million)	2016	2015	%	CER
€1,003	€1,227	(18.3)%	(11.6)%	Net financial expenses	€491	€619	(20.7)%	(14.5)%
The decrease in Net financial expenses during the three and six months ended June 30, 2016 compared to the corresponding periods in 2015 was primarily due to the reduction in gross debt and refinancing at lower rates.

Tax expense

Six months ended June 30		Increase/(decrease)			Three months ended June 30		Increase/(decrease)
2016	2015	%	CER	(€ million)	2016	2015	%	CER
€565	€411	37.5%	27.0%	Tax expense	€248	€350	(29.1)%	(32.9)%

The decrease in Tax expense during the three months ended June 30, 2016 compared to the corresponding period in 2015 was attributable to the decrease in Profit before taxes in the U.S. primarily due to the charges for recall campaigns related to an industry wide recall for airbag inflators resulting from parts manufactured by Takata (refer to the section —Results by Segment-NAFTA below and Note 16, Guarantees granted, commitments and contingent liabilities, in the Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report for additional information), and the increased use of U.S. tax credits.
The increase in Tax expense during the six months ended June 30, 2016 compared to the corresponding period in 2015 was primarily due to increased profitability in the U.S., which was partially offset by the charges for recall campaigns related to an industry wide recall for airbag inflators resulting from parts manufactured by Takata and the increased use of U.S. tax credits.

Results by Segment
The following is a discussion of Net revenues, Adjusted EBIT and shipments for each of our six reportable segments for the three and six months ended June 30, 2016 compared to the three and six months ended June 30, 2015.

(€ million, except shipments which are in thousands of units)	Net revenues		Adjusted EBIT		Shipments
	Three months ended June 30
	2016	2015	2016	2015	2016	2015
NAFTA	€17,479	€17,186	€1,374	€1,327	666	677
LATAM	1,469	1,851	—	(79)	112	138
APAC	957	1,523	42	47	23	46
EMEA	5,770	5,470	143	57	367	322
Maserati	579	610	36	43	7	8
Components	2,430	2,549	111	96	—	—
Other activities	198	211	(37)	(52)	—	—
Unallocated items & adjustments (6)	(989)	(860)	(41)	(38)	—	—
Total	€27,893	€28,540	€1,628	€1,401	1,175	1,191

(€ million, except shipments which are in thousands of units)	Net revenues		Adjusted EBIT		Shipments
	Six months ended June 30
	2016	2015	2016	2015	2016	2015
NAFTA	€34,615	€33,363	€2,601	€1,928	1,315	1,310
LATAM	2,780	3,402	11	(144)	214	273
APAC	1,906	3,035	54	112	48	93
EMEA	10,810	10,154	239	82	671	593
Maserati	1,087	1,133	52	79	13	15
Components	4,749	4,984	197	164	—	—
Other activities	380	408	(80)	(61)	—	—
Unallocated items & adjustments (6)	(1,864)	(2,096)	(67)	(59)	—	—
Total	€54,463	€54,383	€3,007	€2,101	2,261	2,284
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(6) Primarily includes intercompany transactions which are eliminated in consolidation.

NAFTA

Six months ended June 30		Increase/(decrease)			Three months ended June 30		Increase/(decrease)
2016	2015	%	CER		2016	2015	%	CER
1,315	1,310	0.4%	—	Shipments (thousands of units)	666	677	(1.6)%	—
€34,615	€33,363	3.8%	4.6%	Net revenues (€ million)	€17,479	€17,186	1.7%	4.4%
€2,601	€1,928	34.9%	35.4%	Adjusted EBIT (€ million)	€1,374	€1,327	3.5%	5.5%
7.5%	5.8%			Adjusted EBIT margin (%)	7.9%	7.7%

Three months ended June 30, 2016
The Group's market share(7) in the U.S. of 12.7 percent in the three months ended June 30, 2016 reflected an increase of 30 bps from 12.4 percent in the same period in 2015. The Group continued to be the market leader in Canada.
Shipments
NAFTA shipments in the three months ended June 30, 2016 were slightly lower than the same period in 2015 and reflected (i) a decrease in the U.S. of seven thousand units (-1 percent) and (ii) a decrease in Mexico of four thousand units (-17 percent). Shipments in Canada in the three months ended June 30, 2016 were consistent with those in the same period in 2015.
Net revenues
The increase in NAFTA Net revenues in the three months ended June 30, 2016 compared to the same period in 2015 was primarily attributable to (i) €0.8 billion largely related to improved truck and sport utility vehicle (“SUV”) model mix and (ii) positive net pricing actions, which were partially offset by (iii) negative foreign currency transaction effects from the Canadian Dollar and Mexican Peso and (iv) unfavorable foreign currency translation effects of €0.5 billion.
Adjusted EBIT
The increase in NAFTA Adjusted EBIT in the three months ended June 30, 2016 compared to the same period in 2015 was mainly attributable to (i) €251 million largely related to improved truck and SUV model mix, (ii) positive net pricing actions, as described above, which were partially offset by (iii) an increase in industrial costs of €137 million primarily related to higher manufacturing costs and product costs for content enhancements, net of purchasing efficiencies.
During the three months ended June 30, 2016, charges of €414 million were recognized to adjust the warranty provision for estimated costs associated with the recall campaigns related to Takata airbag inflators mainly due to an expansion in May 2016 of the population recalled. As the charges for the warranty adjustment are due to an industry wide recall resulting from parts manufactured by Takata, and due to the scarcity of replacement parts as well as the financial uncertainty of Takata, we believe these charges were unusual in nature, and as such, these charges were excluded from Adjusted EBIT (refer to Note 16, Guarantees granted, commitments and contingent liabilities, in our Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report for additional information).

Adjusted EBIT for the three months ended June 30, 2016 also excluded total charges of €105 million related to incremental costs from the implementation of the Group's plan to realign its existing capacity in NAFTA to better meet market demand for pickup trucks and utility vehicles.

Adjusted EBIT for the three months ended June 30, 2015 excluded the €81 million charge related to the consent order agreed with NHTSA resolving the issues raised by NHTSA with respect to FCA US’s execution of 23 recall campaigns in NHTSA’s Special Order issued to FCA US on May 22, 2015.

Six months ended June 30, 2016

Shipments

The increase in NAFTA shipments in the six months ended June 30, 2016 compared to the same period in 2015 was primarily attributable to (i) an increase of 12 thousand units in the U.S., which was partially offset by (ii) a decrease in Mexico of six thousand units.

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(7) The Group's estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Global Insight and Ward’s Automotive. Sales data represents sales to retail and fleet customers and limited deliveries to Group-related persons. Sales by dealers to customers are reported through a new vehicle delivery system. Reporting methodology consistent with FCA US press release issued July 26, 2016. Refer to the section- Recent Developments below for additional information.

Net revenues
The increase in NAFTA Net revenues in the six months ended June 30, 2016 compared to the same period in 2015 was primarily attributable to (i) €1.4 billion largely related to improved truck and SUV model mix as well as (ii) positive net pricing actions, which were partially offset by (iii) negative foreign currency transaction effects from the Canadian Dollar and Mexican Peso and (iv) unfavorable foreign currency translation effects of €0.3 billion.
Adjusted EBIT
The increase in NAFTA Adjusted EBIT in the six months ended June 30, 2016 compared to the same period in 2015 was primarily attributable to (i) €560 million largely related to improved truck and SUV model mix and (ii) positive net price of €64 million, which were partially offset by (iii) an increase in industrial costs of €20 million primarily related to higher manufacturing costs and product costs for content enhancements, net of purchasing efficiencies.
Adjusted EBIT for the six months ended June 30, 2016 excluded total net charges of €568 million, of which €414 million was for the estimated costs of recall campaigns related to Takata airbag inflators and €156 million related to net incremental costs from the implementation of the Group's plan to realign its existing capacity in NAFTA to better meet market demand for pickup trucks and utility vehicles.

Adjusted EBIT for the six months ended June 30, 2015 excluded the €81 million charge related to the consent order agreed with NHTSA resolving the issues raised by NHTSA with respect to FCA US’s execution of 23 recall campaigns in NHTSA’s Special Order issued to FCA US on May 22, 2015.

LATAM

Six months ended June 30		Increase/(decrease)			Three months ended June 30		Increase/(decrease)
2016	2015	%	CER		2016	2015	%	CER
214	273	(21.6)%	—	Shipments (thousands of units)	112	138	(18.8)%	—
€2,780	€3,402	(18.3)%	(2.5)%	Net revenues (€ million)	€1,469	€1,851	(20.6)%	(9.1)%
€11	€(144)	(107.6)%	(103.9)%	Adjusted EBIT (€ million)	€	€(79)	n.m.	n.m.
0.4%	(4.2)%			Adjusted EBIT margin (%)	—%	(4.3)%

Three months ended June 30, 2016

The Group continued to be the market leader in Brazil with a market share(8) of 17.8 percent while the Group's market share in LATAM was 12.5 percent for the three months ended June 30, 2016.

Shipments

The decrease in LATAM shipments in the three months ended June 30, 2016 compared to the same period in 2015 was primarily attributable to (i) 29 thousand fewer units (-25 percent) in Brazil, which reflected the poor trading conditions in Brazil due to the continued macroeconomic weakness, partially offset by (ii) an increase of one thousand units (+8 percent) in Argentina.

Net revenues
The decrease in LATAM Net revenues in the three months ended June 30, 2016 compared to the same period in 2015 was primarily attributable to (i) a decrease of €0.3 billion driven by lower volumes and (ii) unfavorable foreign exchange effects of €0.2 billion mainly attributable to the Brazilian Real, which were partially offset by (iii) €0.1 billion favorable vehicle mix effect mainly due to the all-new Fiat Toro.
_________________________
n.m. - number is not meaningful
(8) The Group's estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Global Insight, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.

Adjusted EBIT
The increase in LATAM Adjusted EBIT in the three months ended June 30, 2016 compared to the same period in 2015 was primarily attributable to (i) a positive vehicle mix effect, net of the decrease in volumes, (ii) a decrease in industrial costs of €49 million mainly due to the non-recurring launch costs of the Pernambuco plant in 2015, that was partially offset by input cost inflation, (iii) a decrease in selling, general and administrative costs as a result of continued cost reduction initiatives to rightsize to market volume and (iv) favorable foreign currency translation effects mainly attributable to the Brazilian Real.
Adjusted EBIT for the three months ended June 30, 2016 excluded restructuring costs of €40 million that were primarily for workforce reductions to align to the current market conditions in Brazil.

Adjusted EBIT for the three months ended June 30, 2015 excluded the €80 million total charge resulting from the adoption of the Venezuelan government’s Marginal Currency System, or the “SIMADI” exchange rate, and the write-down of inventory in Venezuela to the lower of cost or net realizable value due to the continuing deterioration of the economic conditions in Venezuela. Refer to Note 17, Venezuela currency regulations and devaluation, in the Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report for additional detail.

Six months ended June 30, 2016
Shipments
The decrease in LATAM shipments in the six months ended June 30, 2016 compared to the same period in 2015 was primarily attributable to (i) 66 thousand fewer units in Brazil, which reflected the poor trading conditions in Brazil due to the continued macroeconomic weakness, partially offset by (ii) an increase of five thousand units in Argentina.
Net revenues
The decrease in LATAM Net revenues in the six months ended June 30, 2016 compared to the same period in 2015 was primarily attributable to (i) a decrease of €0.6 billion driven by lower volumes and (ii) €0.5 billion of unfavorable foreign exchange effects from the devaluation of the Brazilian Real, which were partially offset by (iii) a favorable vehicle mix effect of €0.5 billion primarily related to the newly launched Jeep Renegade and all-new Fiat Toro.
Adjusted EBIT
The increase in LATAM Adjusted EBIT in the six months ended June 30, 2016 compared to the same period in 2015 was primarily attributable to (i) favorable vehicle mix effect, net of the decrease in volumes, (ii) a decrease in industrial costs of €71 million mainly due to efficiencies and the non-recurring launch costs of the Pernambuco plant in 2015, that were partially offset by costs from new product launches and input cost inflation, (iii) a decrease in selling, general and administrative costs of €40 million mainly due to the continued cost reduction initiatives to rightsize to market volume and (iv) favorable foreign currency translation effects primarily attributable to the Brazilian Real.
Adjusted EBIT for the six months ended June 30, 2016 excluded total charges of €64 million, of which €45 million related to restructuring costs primarily to adjust the workforce reflecting current market conditions in Brazil, and €19 million related to the adoption of the new floating exchange rate and the related re-measurement of the Group's net monetary assets in Venezuela as described in Note 17, Venezuela currency regulations and devaluation, in the Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report.
Adjusted EBIT for the six months ended June 30, 2015 excluded the €80 million total charge resulting from the adoption of the SIMADI exchange rate and the write-down of inventory in Venezuela to the lower of cost or net realizable value due to the continuing deterioration of the economic conditions in Venezuela as described in Note 17, Venezuela currency regulations and devaluation, in the Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report.

Venezuela

During the six months ended June 30, 2016, we continued to control and consolidate our Venezuelan operations. We continue to assess conditions in Venezuela, and if in the future we conclude that we no longer maintain control over our operations in Venezuela, we may incur a pre-tax charge of approximately €140 million using the current exchange rate of 628.3 VEF to U.S. Dollar.  In addition, it is possible that our Venezuelan operations may require additional financial support during the remainder of 2016, however no determination has been made as to the nature, amount, or timing of any necessary support.

APAC

Six months ended June 30		Increase/(decrease)			Three months ended June 30		Increase/(decrease)
2016	2015	%	CER		2016	2015	%	CER
48	93	(48.4)%	—	Shipments (thousands of units)	23	46	(50.0)%	—
€1,906	€3,035	(37.2)%	(35.3)%	Net revenues (€ million)	€957	€1,523	(37.2)%	(34.4)%
€54	€112	(51.8)%	(49.4)%	Adjusted EBIT (€ million)	€42	€47	(10.6)%	(4.7)%
2.8%	3.7%			Adjusted EBIT margin (%)	4.4%	3.1%
The production of the Jeep Renegade started in 2016 in the Guangzhou plant of our GAC joint venture. This represents the second locally produced Jeep SUV in China. As a result of the increased local production by the GAC joint venture, the Group is importing fewer vehicles into China. As the GAC joint venture is accounted for using the equity method of accounting, the results of the joint venture are recognized in the line item Result from investments in the Consolidated Income Statement, rather than being consolidated on a line by line basis. This shift to localized production in China has the effect of decreasing Net revenues and other lines of the Consolidated Income Statement due to fewer shipments through our consolidated operations in China. As this trend continues, the results from the GAC joint venture, which are included in EBIT and Adjusted EBIT, become increasingly important to understanding our results from operations in APAC.

Three months ended June 30, 2016

Sales (which reflect retail deliveries), including vehicles produced by the GAC joint venture, were 55 thousand in the three months ended June 30, 2016, which was in line with the same period in 2015; however, Jeep sales increased 32 percent due to the success of the locally produced Jeep Cherokee in China.

Shipments
The decrease in APAC shipments in the three months ended June 30, 2016 compared to the same period in 2015 was attributable to the transition to local Jeep production in China, as described above, as well as lower volumes in Australia due to pricing actions to offset the weakened Australian Dollar.
Net revenues
The decrease in APAC Net revenues in the three months ended June 30, 2016 compared to the same period in 2015 was primarily due to (i) lower shipments, as described above, which was partially offset by (ii) favorable vehicle mix.
Adjusted EBIT
The decrease in APAC Adjusted EBIT in the three months ended June 30, 2016 compared to the same period in 2015 was primarily attributable to (i) €71 million from lower shipments, as described above, net of favorable vehicle mix, which was partially offset by (ii) a decrease in industrial costs of €21 million due to the localization of the Jeep production at the GAC joint venture in China, (iii) a decrease of €25 million in selling, general and administrative costs mainly related to lower direct marketing costs which are now incurred by the GAC joint venture and (iv) improved results from the GAC joint venture driven by the local production of Jeep in China.

Six months ended June 30, 2016

Shipments
The decrease in APAC shipments in the six months ended June 30, 2016 compared to the same period in 2015 was primarily attributable to the transition to Jeep localized production in China as well as lower volumes in Australia due to pricing actions to offset the weakened Australian Dollar.
Net revenues
The decrease in APAC Net revenues in the six months ended June 30, 2016 compared to the same period in 2015 was primarily due to lower shipments as described above, which was partially offset by favorable vehicle mix.
Adjusted EBIT
The decrease in APAC Adjusted EBIT in the six months ended June 30, 2016 compared to the same period in 2015 was primarily attributable to (i) €191 million from lower shipments, as described above, net of favorable vehicle mix, that was partially offset by (ii) a decrease of €75 million in selling, general and administrative costs mainly related to lower direct marketing costs which are now incurred by the GAC joint venture, (iii) a decrease in industrial costs of €19 million due to the localization of the Jeep production at the GAC joint venture in China and (iv) improved results from the GAC joint venture driven by the local production of Jeep in China.

EMEA

Six months ended June 30		Increase/(decrease)			Three months ended June 30		Increase/(decrease)
2016	2015	%	CER		2016	2015	%	CER
671	593	13.2%	—	Shipments (thousands of units)	367	322	14.0%	—
€10,810	€10,154	6.5%	7.5%	Net revenues (€ million)	€5,770	€5,470	5.5%	6.9%
€239	€82	191.5%	195.7%	Adjusted EBIT (€ million)	€143	€57	150.9%	153.7%
2.2%	0.8%			Adjusted EBIT margin (%)	2.5%	1.0%
Three months ended June 30, 2016
In the three months ended June 30, 2016, the Group's market share(9) in the European Union for passenger cars increased by 40 bps to 6.8 percent from 6.4 percent in the same period in 2015, while the Group's market share for light commercial vehicles (“LCVs”) decreased by 10 bps to 12.9 percent in the three months ended June 30, 2016 from 13.0 percent in the same period in 2015.
Shipments
The increase in EMEA shipments in the three months ended June 30, 2016 compared to the same period in 2015 was primarily attributable to (i) a 13.0 percent increase in passenger car shipments to 292 thousand units and (ii) a 16.0 percent increase in shipments of LCVs to 75 thousand units.
Net revenues
The increase in EMEA Net revenues in the three months ended June 30, 2016 compared to the same period in 2015 was mainly attributable to (i) the increase in volumes, which was driven by the Fiat 500 and Tipo families as well as LCVs, and (ii) positive net price as a result of pricing actions and positive foreign exchange effects, which were partially offset by increased incentives in the European Union.
__________________________

(9)	The Group's estimated market share data is presented based on the European Automobile Manufacturers Association (ACEA) Registration Databases and national Registration Offices databases.

Adjusted EBIT
The increase in EMEA Adjusted EBIT in the three months ended June 30, 2016 compared to the same period in 2015 was primarily attributable to (i) a total positive effect of €142 million related to higher volumes and favorable vehicle mix, as described above (ii) positive net price, as described above, and (iii) a reduction in industrial costs due to manufacturing and purchasing efficiencies, which were partially offset by (iv) an increase in research and development costs, and (v) an increase in selling, general and administrative costs of €76 million mainly due to advertising costs to support new product launches.
Six months ended June 30, 2016

Shipments
The increase in EMEA shipments in the six months ended June 30, 2016 compared to the same period in 2015 was primarily attributable to (i) an increase in passenger car shipments to 532 thousand units and (ii) an increase in shipments in LCVs to 139 thousand units.
Net revenues
The increase in EMEA Net revenues in the six months ended June 30, 2016 compared to the same period in 2015 was mainly attributable to the increase in volumes and favorable vehicle mix, driven by the Jeep Renegade, the Fiat 500 and Tipo vehicle families and LCVs.

Adjusted EBIT
The increase in EMEA Adjusted EBIT in the six months ended June 30, 2016 compared to the same period in 2015 was primarily attributable to (i) €215 million due to higher volumes and favorable vehicle mix, as described above, and (ii) manufacturing and purchasing efficiencies, which were partially offset by (iii) an increase in research and development and (iv) an €85 million increase in selling, general and administrative costs mainly due to higher advertising costs to support new product launches.

Maserati

Six months ended June 30		Increase/(decrease)			Three months ended June 30		Increase/(decrease)
2016	2015	%	CER		2016	2015	%	CER
13,207	15,587	(15.3)%	—	Shipments (units)	6,912	8,281	(16.5)%	—
€1,087	€1,133	(4.1)%	(2.3)%	Net revenues (€ million)	€579	€610	(5.1)%	(2.0)%
€52	€79	(34.2)%	(33.7)%	Adjusted EBIT (€ million)	€36	€43	(16.3)%	(17.2)%
4.8%	7.0%			Adjusted EBIT margin (%)	6.2%	7.0%
Three months ended June 30, 2016
Shipments
The decrease in Maserati shipments in the three months ended June 30, 2016 compared to the same period in 2015 was primarily attributable to lower volumes of (i) 26 percent in North America and 17 percent in Europe, which were partially offset by (ii) a 20 percent increase in China.
Net revenues
The decrease in Maserati Net revenues in the three months ended June 30, 2016 compared to the same period in 2015 was primarily due to (i) lower volumes, as described above, which was partially offset by (ii) favorable vehicle and market mix and (iii) positive foreign exchange effects.

Adjusted EBIT
The decrease in Maserati Adjusted EBIT in the three months ended June 30, 2016 compared to the same period in 2015 was primarily due to (i) lower volumes, as described above and (ii) an increase in industrial and selling, general and administrative costs for the all-new Levante and restyled Quattroporte launch activities, which were partially offset by (iii) favorable mix and (iv) positive foreign exchange effects.
Six months ended June 30, 2016
Shipments
The decrease in Maserati shipments in the six months ended June 30, 2016 compared to the same period in 2015 was primarily attributable to lower shipments in North America and in Europe, which were partially offset by higher shipments in China.
Net revenues
The decrease in Maserati Net revenues in the six months ended June 30, 2016 compared to the same period in 2015 was primarily due to (i) lower volumes, as described above, which were partially offset by (ii) favorable mix and (iii) positive foreign exchange effects.
Adjusted EBIT
The decrease in Maserati Adjusted EBIT in the six months ended June 30, 2016 compared to the same period in 2015 was primarily due to (i) lower shipments and (ii) an increase in industrial and selling, general and administrative costs mainly for the all-new Levante and restyled Quattroporte launch activities, which were partially offset by (iii) favorable mix and (iv) positive foreign exchange effects.

Components

Six months ended June 30		Increase/(decrease)			Three months ended June 30		Increase/(decrease)
2016	2015	%	CER		2016	2015	%	CER
€4,749	€4,984	(4.7)%	(0.4)%	Net revenues (€ million)	€2,430	€2,549	(4.7)%	(0.4)%
€197	€164	20.1%	21.8%	Adjusted EBIT (€ million)	€111	€96	15.6%	19.5%
4.1%	3.3%			Adjusted EBIT margin (%)	4.6%	3.8%

Magneti Marelli order intake was €603 million for the three months ended June 30, 2016, which was in line with the same period in 2015, with non-captive orders at 57 percent. Comau order backlog was €1.2 billion for the three months ended June 30, 2016, an increase of €186 million from March 31, 2016.

Net revenues
The decrease in Net revenues in the three and six months ended June 30, 2016 compared to the same periods in 2015 reflected higher volumes at Magneti Marelli, which were more than offset by volume declines in Comau and Teksid as well as negative foreign exchange effects.

Adjusted EBIT
The increase in Adjusted EBIT in the three and six months ended June 30, 2016 compared to the same periods in 2015 was primarily driven by higher volumes and favorable mix, which were partially offset by higher industrial costs.

Liquidity and Capital Resources

Available Liquidity
Available liquidity at June 30, 2016, which was in line with the available liquidity at December 31, 2015, primarily reflects (i) cash generation from operations, net of investing activities, of €0.7 billion and (ii) the availability in March 2016 of the second €2.5 billion tranche (expiring in 2020) of the €5.0 billion syndicated revolving credit facility entered into by FCA in June 2015 (“RCF”), which were partially offset by (iii) net cash used in financing activities of €3.0 billion, which included the U.S.$2.0 billion (€1.8 billion) of cash used for the voluntary prepayments of principal of the tranche B term loans of FCA US due in 2017 and 2018 (refer to the section —Capital Market and Other Financing Transactions below), the repayment at maturity of a note issued under the Global Medium Term Note (“GMTN”) Programme for a total principal amount of €1.0 billion (refer to the section —Capital Market and Other Financing Transactions below), other net debt repayments, as well as the issuance of new notes under the GMTN Programme for a total principal amount of €1.25 billion (refer to the section —Capital Market and Other Financing Transactions below).

Our available liquidity is subject to intra-month and seasonal fluctuations resulting from business and collection-payment cycles as well as to changes in foreign exchange conversion rates. Refer to the section —Cash Flows below for additional information regarding the change in cash and cash equivalents.

The following table summarizes our total available liquidity:

(€ million)	At June 30, 2016	At December 31, 2015
Cash, cash equivalents and current securities (10)	€18,558	€21,144
Undrawn committed credit lines (11)	6,190	3,413
Available liquidity (12)	€24,748	€24,557
_____________________________

(10)
Current securities are comprised of short term or marketable securities which represent temporary investments that do not satisfy all the requirements to be classified as cash equivalents as they may not be readily convertible to cash, or they are subject to significant risk of change in value (even if they are short-term in nature or marketable).

(11)
Excludes the undrawn €0.3 billion medium/long-term dedicated credit lines available to fund scheduled investments as of June 30, 2016 and at December 31, 2015. At December 31, 2015, the amount also excluded the undisbursed €0.4 billion on the non-revolving loan agreement (the “Mexico Bank Loan”) of FCA Mexico, S.A. de C.V. (“FCA Mexico”)

(12)
The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other areas. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, we do not believe such transfer restrictions have an adverse effect on the Group’s ability to meet its liquidity requirements at the dates represented above.

Our liquidity is principally denominated in U.S. Dollar and in Euro, with the remainder being distributed in various countries and denominated in the relevant local currencies. Out of the total €18.6 billion of cash, cash equivalents and current securities available at June 30, 2016 (€21.1 billion at December 31, 2015), €11.2 billion, or 60.2 percent were denominated in U.S. Dollar (€12.6 billion, or 59.7 percent, at December 31, 2015) and €3.7 billion, or 19.9 percent, were denominated in Euro (€3.4 billion, or 16.1 percent, at December 31, 2015).
Capital Market and Other Financing Transactions
FCA US Tranche B Term Loans
On March 15, 2016, FCA US entered into amendments to the credit agreements that govern its tranche B term loan maturing on May 24, 2017 (“Tranche B Term Loan due 2017”) and its tranche B term loan maturing on December 31, 2018 (“Tranche B Term Loan due 2018”), (collectively, the “Tranche B Term Loans”), to, among other items, eliminate covenants restricting the provision of guarantees and payment of dividends by FCA US for the benefit of the rest of the Group, to enable a unified financing platform and to provide free flow of capital within the Group. In conjunction with these amendments, FCA US made a U.S.$2.0 billion (€1.8 billion) voluntary prepayment of principal at par with cash on hand, of which U.S.$1,288 million (€1,159 million) was applied to the Tranche B Term Loan due 2017 and U.S.$712 million (€641 million) was applied to the Tranche B Term Loan due 2018. FCA US also paid outstanding accrued interest related to the portion of principal prepaid of the Tranche B Term Loans and related transaction fees.
The prepayments of principal were accounted for as debt extinguishments, and as a result, a non-cash charge of €10 million was recorded within Net financial expenses in the Condensed Consolidated Income Statement for the six months ended June 30, 2016 which consisted of the write-off of the remaining unamortized debt issuance costs.

Revolving Credit Facilities
In conjunction with the amendments to the Tranche B Term Loans, the second €2.5 billion tranche (expiring in June 2020) of the €5.0 billion RCF was made available to the Group in March 2016.
In June 2016, the maturity date of the first €2.5 billion tranche of the RCF was extended to July 2019. The maturity date of the second €2.5 billion tranche of the RCF remained unchanged.
GMTN Programme
On March 30, 2016, FCA issued 3.75 percent notes at par with a total principal amount of €1.25 billion due in March 2024. The notes are listed on the Irish Stock Exchange.
On April 1, 2016, FCA repaid a note at maturity with a total principal amount of €1.0 billion.
Mexico Bank Loan
Effective June 24, 2016, the Group terminated early the extended disbursement term for the undrawn portion of the non-revolving loan agreement of FCA Mexico. As a result, the undisbursed U.S.$0.4 billion (€0.4 billion) is no longer available to the Group.

Cash Flows
The following table summarizes the cash flows from operating, investing and financing activities for the six months ended June 30, 2016 and 2015. Refer to our Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2016 and 2015 included elsewhere in this Semi-Annual Report for additional detail.

	Six months ended June 30
(€ million)	2016	2015 (13)
Cash flows from operating activities - continuing operations	€4,653	€3,858
Cash flows from operating activities - discontinued operations	—	211
Cash flows used in investing activities - continuing operations	(3,999)	(3,826)
Cash flows used in investing activities - discontinued operations	—	(225)
Cash flows used in financing activities - continuing operations	(2,990)	(2,495)
Cash flows used financing activities - discontinued operations	—	(16)
Translation exchange differences	(182)	770
Total change in cash and cash equivalents	(2,518)	(1,723)
Cash and cash equivalents at beginning of the period	20,662	22,840
Cash and cash equivalents at end of the period	€18,144	€21,117
_________________________

(13)
The Group's cash flows for the six months ended June 30, 2015 have been re-presented to exclude Ferrari, consistent with Ferrari's classification as a discontinued operation for the year ended December 31, 2015. Ferrari cash flows are presented as a single line item within the Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2015.

Operating Activities
For the six months ended June 30, 2016, cash flows from operating activities were primarily the result of (i) Net profit of €799 million adjusted to add back depreciation and amortization expense of €2,966 million (ii) a net increase of €676 million in provisions, mainly due to the increase in the warranty provision in NAFTA for recall campaigns related to an industry wide recall for airbag inflators resulting from parts manufactured by Takata and (iii) €109 million dividends received from jointly-controlled entities, which were partially offset by (iv) the negative effect of the change in working capital of €47 million.

For the six months ended June 30, 2015, cash flows from operating activities were primarily the result of (i) Net profit of €284 million adjusted to add back depreciation and amortization expense of €2,691 million, (ii) a net increase of €682 million in provisions, mainly related to net adjustments to warranties for NAFTA and higher accrued sales incentives, primarily to support increased sales volumes in NAFTA and (iii) €114 million of dividends received from jointly-controlled entities, which were partially offset by (iv) the negative effect of the change in working capital of €324 million primarily driven by (a) €1,329 million increase in inventories, in line with the trend in production and sales volumes for the period, (b) €554 million increase in trade receivables primarily as a result of the limited plant activity at December 31, 2014 due to the holiday shutdown and (c) €251 million increase in net other current assets and liabilities, which were partially offset by (d) €1,810 million increase of trade payables, mainly related to increased production in NAFTA and EMEA as a result of increased consumer demand for our vehicles.

Investing Activities
For the six months ended June 30, 2016, cash used in investing activities was primarily the result of (i) €3,873 million of capital expenditures, including €1,205 million of capitalized development costs primarily related to the operations in NAFTA and EMEA and (ii) a total of €102 million for investments in joint ventures, associates and unconsolidated subsidiaries which primarily related to an additional investment in the GAC joint venture.
For the six months ended June 30, 2015, cash used in investing activities was primarily the result of (i) €4,140 million of capital expenditures, including €1,221 million of capitalized development costs, to support investments in existing and future products mainly related to the operations in NAFTA and EMEA, investment in Alfa Romeo, and the completion of the new plant at Pernambuco, Brazil and (ii) €225 million of cash flows used by discontinued operations, which were partially offset by (iii) a €393 million net decrease in receivables from financing activities primarily related to the decreased lending portfolio of the financial services activities of the Group.
Financing Activities
For the six months ended June 30, 2016, cash used in financing activities was primarily the result of (i) the voluntary prepayment of principal on the FCA US Tranche B Term Loans of U.S.$2.0 billion (€1.8 billion), (ii) repayments of other medium-term borrowings for a total of €1,476 million and (iii) the repayment at maturity of a note issued under the GMTN Programme for a total principal amount of €1,000 million, which were partially offset by (iv) proceeds from the issuance of notes under the GMTN Programme for a total principal amount of €1,250 million and (v) proceeds from new medium-term borrowings for a total of €368 million.
For the six months ended June 30, 2015, cash used in financing activities was primarily the result of (i) the repayment at maturity of a note issued under the GMTN Programme for a total principal amount of €1,500 million and the prepayment of the FCA US secured senior notes due 2019 for a total principal amount of €2,518 million and (ii) the payment of medium-term borrowings for a total of €2,742 million, which included the repayment at maturity of the European Investment Bank (“EIB”) loan of €250 million and the repayment of our Mexican development banks credit facilities of €414 million as part of FCA Mexico's refinancing transaction in March 2015, that were partially offset by (iii) proceeds from the issuance of U.S.$3.0 billion (€2.8 billion) total principal amount of unsecured senior notes due in 2020 and 2023 and (iv) proceeds from medium-term borrowings for a total of €1,892 million, which included the initial disbursement received of approximately €500 million (at date of transaction) under the FCA Mexico Bank Loan as part of FCA Mexico's refinancing transaction completed in March 2015, and other financing transactions, primarily in Brazil.

Net Debt
The following table summarizes our Net Debt at June 30, 2016 and December 31, 2015 and provides a reconciliation of this non-GAAP measure to Debt, the most directly comparable measure included in our Consolidated Statement of Financial Position.
Due to different sources of cash flows used for the repayment of the financial debt between industrial activities and financial services (by cash from operations for industrial activities and by collection of financial receivables for financial services) and the different business structure and leverage implications, we provide a separate analysis of Net Debt between industrial activities and financial services.

The division between industrial activities and financial services represents a sub-consolidation based on the core business activities (industrial or financial services) of each Group company. The sub-consolidation for industrial activities also includes companies that perform centralized treasury activities, such as raising funding in the market and financing Group companies, but do not provide financing to third parties. Financial services includes companies that provide retail and dealer financing, leasing and rental services in support of the mass-market vehicle brands in certain geographical segments and for the Maserati luxury brand.

At June 30, 2016, in conjunction with the amendments to the credit agreements that govern the Tranche B Term Loans of FCA US entered into in March 2016, FCA US's cash management activities are no longer managed separately from the rest of the Group. As a result, the Group no longer provides the analysis of Net Industrial Debt split between FCA US and the remainder of the Group.

	At June 30, 2016			At December 31, 2015
(€ million)	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated
Third parties debt (principal)	€(24,136)	€(1,204)	€(25,340)	€(26,555)	€(1,105)	€(27,660)
Capital market (14)	(13,506)	(324)	(13,830)	(13,382)	(264)	(13,646)
Bank debt	(9,007)	(574)	(9,581)	(11,602)	(653)	(12,255)
Other debt (15)	(1,623)	(306)	(1,929)	(1,571)	(188)	(1,759)
Accrued interest and other adjustments (16)	(31)	(3)	(34)	(127)	1	(126)
Debt with third parties	(24,167)	(1,207)	(25,374)	(26,682)	(1,104)	(27,786)
Intercompany financial receivables/(payables), net (17)	675	(675)	—	529	(568)	(39)
Current financial receivables from jointly-controlled financial services companies (18)	50	—	50	16	—	16
Debt, net of intercompany and current financial receivables from jointly-controlled financial services companies	(23,442)	(1,882)	(25,324)	(26,137)	(1,672)	(27,809)
Other financial assets/(liabilities), net (19)	(378)	(19)	(397)	103	14	117
Current securities	381	33	414	457	25	482
Cash and cash equivalents	17,965	179	18,144	20,528	134	20,662
Net Debt	€(5,474)	€(1,689)	€(7,163)	€(5,049)	€(1,499)	€(6,548)

__________________________

(14)
Includes notes (€13,271 million at June 30, 2016 and €13,078 million at December 31, 2015), the financial liability component of the mandatory convertible securities (€205 million at June 30, 2016 and €209 million at December 31, 2015) and other securities (€354 million at June 30, 2016 and €359 million at December 31, 2015) issued in financial markets, mainly from LATAM financial services companies.

(15)
Includes Canadian HCT notes (€359 million at June 30, 2016 and €354 million at December 31, 2015), asset backed financing, (i.e. sales of receivables for which de-recognition is not allowed under IFRS) (€328 million at June 30, 2016 and €206 million at December 31, 2015), arrangements accounted for as a lease under IFRIC 4 -Determining whether an arrangement contains a lease, and other financial payables.

(16)
Includes adjustments for fair value accounting on debt (€30 million at June 30, 2016 and €43 million at December 31, 2015) and (accrued)/deferred interest and other amortizing cost adjustments (€4 million at June 30, 2016 and €83 million at December 31, 2015).

(17)
Net amount between Industrial Activities financial receivables due from Financial Services (€756 million at June 30, 2016 and €664 million at December 31, 2015) and Industrial Activities financial payables due to Financial Services (€81 million at June 30, 2016 and €96 million at December 31, 2015). At December 31, 2015, amount also includes financial receivables due from discontinued operations (€98 million) and financial payables due to discontinued operations (€137 million).

(18)	Financial receivables due from FCA Bank.

(19)
Fair value of derivative financial instruments (net negative €463 million at June 30, 2016 and net positive €77 million at December 31, 2015) and collateral deposits (€66 million at June 30, 2016 and €40 million at December 31, 2015).

Net Industrial Debt
Net Industrial Debt is management’s primary measure for analyzing our financial leverage and capital structure and is one of the key targets used to measure our performance.
Net Industrial Debt at June 30, 2016 increased by €0.4 billion from €5,049 million at December 31, 2015. The increase was primarily driven by (i) cash flows from industrial operating activities of €4.6 billion, which represents the majority of the consolidated cash flows from operating activities (see the section —Cash Flows above for an explanation of the drivers in consolidated cash flows from operating activities), (ii) investments in industrial activities of €3.9 billion representing investments in property, plant and equipment and intangible assets and (iii) negative translation exchange effects of €0.8 billion.

Important events during the six months ended June 30, 2016

The spin-off of Ferrari N.V. from the Group was completed on January 3, 2016. The assets and liabilities of the Ferrari segment were distributed to holders of FCA shares and mandatory convertible securities. Since Exor S.p.A., which controls and consolidates FCA, will continue to control and consolidate Ferrari N.V., the spin-off of Ferrari N.V. was accounted for at book value without any gain or loss on the distribution. FCA shareholders received one common share of Ferrari N.V. for every ten common shares of FCA and holders of the mandatory convertible securities were entitled to receive 0.77369 common shares of Ferrari N.V. for each mandatory convertible security of U.S.$100 notional amount held of record on January 5, 2016. In addition, FCA shareholders participating in the FCA loyalty voting structure received one special voting share of Ferrari N.V. for every ten special voting shares of FCA held of record on January 5, 2016. On January 13, 2016, holders of FCA shares also received a cash payment of €0.01, less any required applicable withholding tax, for each share held of record as of January 5, 2016. From January 3, 2016, which was the date of the spin-off of Ferrari N.V. from the Group, transactions carried out with Ferrari N.V. are related party transactions (refer to Note 15, Related party transactions, in the Condensed Consolidated Financial Statements included elsewhere in this Semi-Annual Report).
On March 15, 2016, FCA US entered into amendments to the credit agreements that govern its Tranche B Term Loans, to, among other items, eliminate covenants restricting the provision of guarantees and payment of dividends by FCA US for the benefit of the rest of the Group, to enable a unified financing platform and to provide free flow of capital within the Group. In conjunction with these amendments, FCA US made a U.S.$2.0 billion (€1.8 billion) voluntary prepayment of principal at par with cash on hand, of which U.S.$1,288 million (€1,159 million) was applied to the Tranche B Term Loan due 2017 and U.S.$712 million (€641 million) was applied to the Tranche B Term Loan due 2018. FCA US also paid outstanding accrued interest related to the portion of principal prepaid of the Tranche B Term Loans and related transaction fees. The prepayments of principal were accounted for as debt extinguishments, and as a result, a non-cash charge of €10 million was recorded within Net financial expenses in the Condensed Consolidated Income Statement for the six months ended June 30, 2016 which consisted of the write-off of the remaining unamortized debt issuance costs.
In conjunction with the amendments to the Tranche B Term Loans, the second €2.5 billion tranche (expiring in 2020) of the €5.0 billion RCF was made available to the Group in March 2016. In June 2016, the maturity date of the first €2.5 billion tranche of the RCF was extended to July 2019. The maturity date of the second €2.5 billion tranche of the RCF remained unchanged.
On March 18, 2016, Standard & Poor's raised FCA's long-term debt rating to “BB” from “BB-” with a “Stable” outlook.

On March 30, 2016, FCA issued 3.75 percent notes at par with a total principal amount of €1.25 billion due in March 2024. The notes are listed on the Irish Stock Exchange.
On April 1, 2016, FCA repaid a note at maturity with a total principal amount of €1.0 billion.
On April 15, 2016, the shareholders of FCA approved the distribution of the Group's 16.7 percent ownership interest in RCS MediaGroup S.p.A. (“RCS”) to holders of its common shares. The distribution of RCS ordinary shares took effect on May 1, 2016. Holders of FCA common shares were entitled to 0.067746 ordinary shares of RCS for each common share of FCA held of record. The distribution of the RCS equity method investment resulted in a net gain of €5 million recognized within Gains on disposal of investments in the Condensed Consolidated Income Statements for the three and six months ended June 30, 2016.
On May 3, 2016, FCA and Google executed a first-of-its-kind collaboration to integrate Google’s self-driving technology into the all-new 2017 Chrysler Pacifica hybrid minivans to expand Google's existing self-driving test program. Engineering responsibilities will be shared based on each company's respective expertise. FCA will initially design and engineer approximately 100 vehicles uniquely built for Google's self-driving technology. Google will integrate the suite of sensors and computers that the vehicles will rely on to navigate roads autonomously.
On May 4, 2016, NHTSA published an amendment to the November 3, 2015 Takata Consent Order regarding Takata passenger airbags manufactured using non-desiccated Phase Stabilized Ammonium Nitrate (“PSAN”).  This amendment expanded the scope of the original consent order to include 7.5 million additional units of non-desiccated PSAN airbag inflators, of which approximately 2 million inflator units are deferred and are not yet subject to recall. In compliance with the amendment to the Takata Consent Order, on May 16, 2016, Takata submitted a Defect Incident Report (“DIR”) to NHTSA declaring the non-desiccated PSAN airbag inflators defective. Based on the DIRs filed by Takata, FCA US has announced a recall of vehicles, assembled in NAFTA related to the May 16, 2016 DIR, which represents approximately 5.5 million inflator units.  Considering the estimated cost of the recall and the estimated participation rate of the recalls taking into account the age of the vehicles involved, we recognized €414 million within Cost of sales in the Condensed Consolidated Income Statements for the three and six months ended June 30, 2016.  The charges reflect our assumptions on participation rate based on the Group's historical experience and industry data.  If our actual experience differs from our historical experience or industry data, this could result in an adjustment to the warranty provision in the future.
On May 10, 2016, Moody’s Investors Service raised the Corporate Family Rating of FCA to “Ba3” from “B1” and the rating on the bonds issued or guaranteed by FCA to “B1” from “B2” with a "Stable" outlook.
Effective June 24, 2016, the Group terminated early the extended disbursement term for the undrawn portion of the non-revolving loan agreement of FCA Mexico. As a result, the undisbursed U.S.$0.4 billion (€0.4 billion) is no longer available to the Group.
During the six months ended June 30, 2016, the Group launched several new vehicles including the all-new Alfa Romeo Giulia, Chrysler Pacifica, Fiat Tipo, Fiat Toro, Fiat Professional Fullback, Fiat Professional Talento and Maserati Levante.

Recent Developments

On July 18, 2016, FCA confirmed that the U.S. Securities and Exchange Commission is conducting an investigation into FCA’s reporting of vehicle unit sales to end customers in the U.S. and that inquiries into similar issues have been received from the U.S. Department of Justice.  Revenues are recorded by FCA based on shipments to dealers and customers and not on reported vehicle unit sales to end customers.  FCA is cooperating with these investigations, however their outcome is uncertain and cannot be predicted at this time.

On July 26, 2016, FCA US issued a press release to announcing changes in the calculation of sales information for the U.S. Pursuant to this revised methodology, total unit sales will be composed of dealer reported sales, fleet sales and other retail sales determined as follows:

•	Dealer reported sales derived from the New Vehicle Delivery Report (“NVDR”) system will be the sum of:

◦	All sales recorded by dealers during that month net of all unwound transactions recorded to the end of that month (whether the original sale was recorded in the current month or any prior month); plus

◦	All sales of vehicles during that month attributable to past unwinds that had previously been reversed in determining monthly sales (in the current or prior months).

•	Fleet sales will be recorded as sales upon shipment by FCA US of the vehicles to the customer or end user.

•
Other retail sales will either be recorded when the sale is recorded in the NVDR system (for sales by dealers in Puerto Rico and limited sales made through distributors that submit NVDRs) or upon receipt of a similar delivery notification (for vehicles for which NVDRs are not entered such as vehicles for FCA executives and employees).

The revised methodology was used to calculated U.S. sales information, which is a basis for determining U.S. market share information in this Semi-Annual report. This change in policy does not affect revenue recognition as it relates to the calculation of sales volumes to retail and fleet customers. As disclosed in our audited annual consolidated financial statements as of and for the year ended December 31, 2015 included within the 2015 Annual Report, revenue is recognized when the risks and rewards of ownership of a vehicle have been transferred to our dealers or distributors, which generally occurs upon the release of the vehicle to the carrier responsible for transporting the vehicle to our dealer or distributor.

Risk and Uncertainties

Except as discussed below, the Group believes that the risks and uncertainties identified for the six months ended June 30, 2016 are in line with the main risks and uncertainties to which the Group is exposed and that were identified and discussed in Item 3D of the Group's Form 20-F for the year ended December 31, 2015 filed with the SEC on February 29, 2016 and in the 2015 Annual Report filed with the AFM also on February 29, 2016. Those risks and uncertainties should be read in conjunction with this Semi-Annual Report.

            In July 2016 the U.S. Department of Transportation announced an increased penalty for noncompliance with fuel economy requirements that is approximately two and a half times the current penalty.  Although there remains uncertainty as to the model years for which this new penalty will apply, the increased penalty is expected to materially impact our existing regulatory planning strategy. This increased penalty may affect the types of vehicles we produce and sell, and where we can sell them, which could have a material adverse impact on our financial condition and results of operations.

            Government and regulatory scrutiny of the automotive industry has also continued to intensify during the course of 2016, and is expected to remain high, particularly in light of recent significant U.S. Environmental Protection Agency (“EPA”) actions involving diesel emissions. We have received inquiries from EPA, as it examines the on-road tailpipe emissions of several automakers’ vehicles.  We are cooperating with these inquiries.  We have also received and, when jurisdictionally appropriate, cooperated with similar inquiries from several European Union member state agencies. The results of these inquiries cannot be predicted at this time. This increased governmental scrutiny may also lead to further enforcement actions as well as obligations to modify or recall vehicles, the consequences of which may have a material adverse effect on our business, results of operations and reputation.

            Additional risks not known to the Group, or currently believed to be immaterial, could later turn out to have a material effect on the Group's businesses, targets, revenues, income, assets, liquidity or capital resources.

Outlook
The Group raised its full year guidance due to strong operating performance in the six months ended June 30, 2016.

	Original	Revised
Net revenues	> €110 billion	Raised to > €112 billion
Adjusted EBIT	> €5.0 billion	Raised to > €5.5 billion
Adjusted net profit	> €1.9 billion	Raised to > €2.0 billion
Net industrial debt	< €5.0 billion	confirmed

SEMI-ANNUAL CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS OF AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

FIAT CHRYSLER AUTOMOBILES N.V.
CONDENSED CONSOLIDATED INCOME STATEMENT
(In € million, except per share amounts)
(Unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2016	2015	2016	2015
Net revenues	3	€27,893	€28,540	€54,463	€54,383
Cost of sales		24,154	24,612	46,957	47,212
Selling, general and other costs		1,897	2,054	3,653	3,962
Research and development costs		806	685	1,565	1,370
Result from investments		79	45	141	95
Gains on disposal of investments		5	—	5	—
Restructuring costs		60	8	67	12
EBIT		1,060	1,226	2,367	1,922
Net financial expenses	4	491	619	1,003	1,227
Profit before taxes		569	607	1,364	695
Tax expense	5	248	350	565	411
Net profit from continuing operations		321	257	799	284
Profit from discontinued operations, net of tax		—	76	—	141
Net profit		€321	€333	€799	€425

Net profit attributable to:
Owners of the parent		€311	€320	€783	€398
Non-controlling interests		10	13	16	27
		€321	€333	€799	€425
Net profit from continuing operations attributable to:
Owners of the parent		€311	€252	€783	€272
Non-controlling interests		10	5	16	12
		€321	€257	€799	€284
Earnings per share:	19
Basic earnings per share		€0.206	€0.212	€0.518	€0.264
Diluted earnings per share		€0.199	€0.212	€0.502	€0.264

Earnings per share for Net profit from continuing operations:	19
Basic earnings per share		€0.206	€0.167	€0.518	€0.180
Diluted earnings per share		€0.199	€0.167	€0.502	€0.180

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME/(LOSS)
(In € million)
(Unaudited)

		Three months ended June 30		Six months ended June 30
	Note	2016	2015	2016	2015
Net profit (A)		€321	€333	€799	€425

Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:	18
Gains/(losses) on re-measurement of defined benefit plans		—	—	2	(67)
Related tax effect		—	17	(2)	33
Total items that will not be reclassified to the Consolidated Income Statement in subsequent periods (B1)		—	17	—	(34)

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:	18
(Losses)/gains on cash flow hedging instruments		(54)	(60)	(172)	71
Gains/(losses) on available-for-sale financial assets		3	9	(12)	24
Foreign exchange translation gains/(losses)		376	(520)	(155)	888
Share of Other comprehensive income/(loss) for equity method investees		(14)	(29)	(48)	17
Related tax effect		23	22	87	(30)
Items relating to discontinued operations, net of tax		—	49	—	(20)
Total items that may be reclassified to the Consolidated Income Statement in subsequent periods (B2)		334	(529)	(300)	950

Total Other comprehensive income/(loss), net of tax (B1)+(B2)=(B)		334	(512)	(300)	916

Total Comprehensive income/(loss) (A)+(B)		€655	€(179)	€499	€1,341

Total Comprehensive income/(loss) attributable to:
Owners of the parent		€642	€(195)	€483	€1,310
Non-controlling interests		13	16	16	31
		€655	€(179)	€499	€1,341
Total Comprehensive income/(loss) attributable to owners of the parent:
Continuing operations		€642	€(308)	€483	€1,204
Discontinued operations		—	113	—	106
		€642	€(195)	€483	€1,310

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(In € million)
(Unaudited)

	Note	At June 30, 2016	At December 31, 2015
Assets
Intangible assets:	6	€25,017	€24,736
Goodwill and intangible assets with indefinite useful lives		14,508	14,790
Other intangible assets		10,509	9,946
Property, plant and equipment	7	28,426	27,454
Investments and other financial assets		2,295	2,242
Deferred tax assets	5	3,531	3,343
Other assets		225	176
Total Non-current assets		59,494	57,951

Inventories	8	12,069	11,351
Assets sold with a buy-back commitment		2,248	1,881
Trade receivables		3,209	2,668
Receivables from financing activities	9	2,224	2,006
Current tax receivables		465	405
Other current assets	9	3,172	3,078
Current financial assets		1,109	1,383
Cash and cash equivalents		18,144	20,662
Assets held for sale		4	5
Assets held for distribution		—	3,650
Total Current assets		42,644	47,089
Total Assets		€102,138	€105,040
Equity and liabilities
Equity:	18	€16,769	€16,255
Equity attributable to owners of the parent		16,575	16,092
Non-controlling interests		194	163
Provisions	11	24,441	23,856
Deferred tax liabilities	5	183	156
Debt	12	25,374	27,786
Other financial liabilities		1,051	736
Other current liabilities	13	11,963	10,930
Current tax payables		210	272
Trade payables		22,147	21,465
Liabilities held for distribution		—	3,584
Total Equity and liabilities		€102,138	€105,040

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(In € million)
(Unaudited)

	Six months ended June 30
	2016	2015
Cash flows from operating activities:
Net profit from continuing operations	€799	€284
Amortization and depreciation	2,966	2,691
Dividends received	109	114
Change in provisions	676	682
Change in deferred taxes	94	177
Change due to buy-back commitments and GDP vehicles	72	136
Change in working capital	(47)	(324)
Other changes	(16)	98
Cash flows from operating activities - discontinued operations	—	211
Total	4,653	4,069
Cash flows used in investing activities:
Investments in property, plant and equipment and intangible assets	(3,873)	(4,140)
Investments in joint ventures, associates and unconsolidated subsidiaries	(102)	(77)
Proceeds from disposal of other investments	40	—
Net change in receivables from financing activities	(133)	393
Other changes	69	(2)
Cash flows used in investing activities - discontinued operations	—	(225)
Total	(3,999)	(4,051)
Cash flows used in financing activities:
Issuance of notes	1,250	2,840
Repayment of notes	(1,000)	(4,018)
Issuance of other medium-term borrowings	368	1,892
Repayment of other medium-term borrowings	(3,276)	(2,742)
Net change in other financial payables and other financial assets/liabilities	(192)	(475)
Other changes	(140)	8
Cash flows from financing activities - discontinued operations	—	(16)
Total	(2,990)	(2,511)
Translation exchange differences	(182)	770
Total change in Cash and cash equivalents	(2,518)	(1,723)
Cash and cash equivalents at beginning of the period	20,662	22,840
Cash and cash equivalents at end of the period	€18,144	€21,117

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(In € million)
(Unaudited)

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
At December 31, 2014	€17	€13,754	€(69)	€1,424	€(37)	€(1,578)	€(86)	€313	€13,738
Share-based payments	—	30	—	—	—	—	—	—	30
Net profit	—	398	—	—	—	—	—	27	425
Other comprehensive income/(loss)	—	—	9	896	24	(34)	17	4	916
Other changes	—	(87)	—	—	—	—	—	15	(72)
At June 30, 2015	€17	€14,095	€(60)	€2,320	€(13)	€(1,612)	€(69)	€359	€15,037

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Available-for-sale financial assets	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
December 31, 2015	€17	€14,871	€70	€2,363	€(26)	€(1,098)	€(105)	€163	€16,255
Capital increase	—	—	—	—	—	—	—	14	14
Share-based payments	—	48	—	—	—	—	—	—	48
Net profit	—	783	—	—	—	—	—	16	799
Other comprehensive income/(loss)	—	—	(85)	(155)	(12)	—	(48)	—	(300)
Other changes (1)	—	(67)	49	(36)	—	6	—	1	(47)
At June 30, 2016	€17	€15,635	€34	€2,172	€(38)	€(1,092)	€(153)	€194	€16,769
__________________________

(1)
Amounts primarily relate to the reclassification of reserves for Ferrari as a result of Ferrari's classification as a discontinued operation for the year ended December 31, 2015 and the completion of the spin-off of Ferrari N.V. on January 3, 2016 as well as the distribution of the Group's 16.7 percent ownership interest in RCS MediaGroup S.p.A.

The accompanying notes are an integral part of the Semi-Annual Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V.
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

1. Basis of preparation
Authorization of Semi-Annual Condensed Consolidated Financial Statements and compliance with International Financial Reporting Standards
The accompanying semi-annual condensed consolidated financial statements together with the notes thereto (the “Semi-Annual Condensed Consolidated Financial Statements”) were authorized for issuance on August 4, 2016 and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union(1). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The Semi-Annual Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 – Interim Financial Reporting, do not include all of the information and notes required for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements as of and for the year ended December 31, 2015 included within the 2015 Annual Report (the “FCA Consolidated Financial Statements at December 31, 2015”). The accounting policies are consistent with those used at December 31, 2015, except as described in the section —New standards and amendments effective from January 1, 2016 below.
Basis of preparation
The preparation of the Semi-Annual Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Semi-Annual Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The Semi-Annual Condensed Consolidated Financial Statements include all adjustments considered necessary by management to fairly state the Group's results of operations, financial position and cash flows. For a description of the significant estimates, judgments and assumptions of the Group, refer to the section —Use of estimates in the FCA Consolidated Financial Statements at December 31, 2015.
Certain prior year amounts in the Semi-Annual Condensed Consolidated Financial Statements have been reclassified to conform to the current year presentation. Specifically, the Group is no longer presenting the separate line item Other income/(expenses) and all amounts previously reported within the Other income/(expenses) line item have been reclassified into Selling, general and other costs within the Condensed Consolidated Income Statements for the three and six months ended June 30, 2015. This reclassification had no effect on the Group's consolidated results of operations, financial position or cash flows.
The Group's results for the three and six months ended June 30, 2015 have been re-presented to exclude Ferrari, consistent with Ferrari's classification as a discontinued operation for the year ended December 31, 2015. Ferrari's operating results and cash flows were excluded from the Group's continuing operations and are presented as single line items within the Condensed Consolidated Income Statements and Condensed Consolidated Statements of Comprehensive Income for the three and six months ended June 30, 2015 as well as the Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2015 (Note 2 - Scope of Consolidation).

__________________________

(1)	There is no effect on the Semi-Annual Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union.

New standards and amendments effective from January 1, 2016
The following new standards and amendments, which were effective from January 1, 2016, were adopted by the Group. The adoption of these amendments had no effect on the Semi-Annual Condensed Consolidated Financial Statements.

•
Amendments to IFRS 11 – Joint arrangements: Accounting for acquisitions of interests in joint operations which clarify the accounting for acquisitions of an interest in a joint operation that constitutes a business.

•
Amendments to IAS 16 – Property, Plant and Equipment and to IAS 38 – Intangible Assets, which clarify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate because revenue generated by an activity that includes the use of an asset generally reflects factors other than the consumption of the economic benefits embodied in the asset. In addition, the amendments clarify that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset.

•
Annual Improvements to IFRSs 2012-2014 cycle, a series of amendments to IFRSs in response to issues raised mainly on IFRS 5 – Non-current assets held for sale and discontinued operations related to the changes of method of disposal of an asset (or disposal group), on IFRS 7 – Financial Instruments: Disclosures related to clarification when servicing contracts are deemed to constitute continuing involvement for disclosure purposes, on IAS 19 – Employee Benefits related to discount rate determination and on IAS 34 – Interim Reporting related to paragraph 16A and the clarification of the meaning of disclosure of information “elsewhere in the interim financial report.”

•
Amendments to IAS 1 – Presentation of Financial Statements, which were a part of the IASB's initiative to improve presentation and disclosure in financial reports. The amendments make clear that materiality applies to the whole of financial statements and that the inclusion of immaterial information can inhibit the usefulness of financial disclosures. Furthermore, the amendments clarify that companies should use professional judgment in determining where and in what order information is presented in the financial disclosures.

New standards and amendments not yet effective
Reference should be made to the section – New Standards and Amendments Not Yet Effective within the FCA Consolidated Financial Statements at December 31, 2015 for a detailed description of new standards not yet effective as of June 30, 2016.
In April 2016, the IASB issued amendments to IFRS 15 – Revenue from Contracts with Customers which do not change the underlying principles of the standard, but clarify how those principles should be applied. The amendments clarify how to identify a performance obligation in a contract, determine whether a company is a principal or an agent, determine whether the revenue from granting a license should be recognized at a point in time or over time and provide two additional reliefs to reduce cost and complexity. The amendments are effective from January 1, 2018, which is the same effective date as IFRS 15. We are currently evaluating the implementation method and the effect of adoption on our Consolidated Financial Statements.
In June 2016, the IASB issued amendments to IFRS 2 - Share-based Payment, clarifying how to account for certain types of share-based payment transactions. The amendments, which were developed through IFRIC, provide requirements on the accounting for (i) the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, (ii) share-based payment transactions with a net settlement feature for withholding tax obligations and (iii) a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. The amendments are effective prospectively from January 1, 2018, with earlier or retrospective application permitted. We are currently evaluating the implementation method and the effect of adoption on our Consolidated Financial Statements.

Exchange rates
The exchange rates used to translate other currencies into Euro were as follows:

	Six months ended June 30, 2016	At June 30, 2016	Six months ended June 30, 2015	At June 30, 2015
U.S. Dollar	1.116	1.110	1.116	1.119
Brazilian Real	4.130	3.590	3.311	3.470
Chinese Renminbi	7.296	7.376	6.939	6.937
Canadian Dollar	1.484	1.438	1.377	1.384
Mexican Peso	20.169	20.635	16.885	17.533
Polish Zloty	4.368	4.436	4.140	4.191
Argentine Peso	15.973	16.599	9.838	10.164
Pound Sterling	0.779	0.827	0.732	0.711
Swiss Franc	1.096	1.087	1.057	1.041

2. Scope of consolidation
Ferrari N.V. spin-off
The spin-off of Ferrari N.V. from the Group was completed on January 3, 2016. The assets and liabilities of the Ferrari segment were distributed to holders of FCA shares and mandatory convertible securities. Since Exor S.p.A., which controls and consolidates FCA, will continue to control and consolidate Ferrari N.V., the spin-off of Ferrari N.V. was accounted for at book value without any gain or loss on the distribution. FCA shareholders received one common share of Ferrari N.V. for every ten common shares of FCA and holders of the mandatory convertible securities were entitled to receive 0.77369 common shares of Ferrari N.V. for each mandatory convertible security of U.S.$100 notional amount held of record on January 5, 2016. In addition, FCA shareholders participating in the FCA loyalty voting structure received one special voting share of Ferrari N.V. for every ten special voting shares of FCA held of record on January 5, 2016. On January 13, 2016, holders of FCA shares also received a cash payment of €0.01, less any required applicable withholding tax, for each share held of record as of January 5, 2016.

As described in Note 1, Basis of Preparation, the Condensed Consolidated Income Statements for the three and six months ended June 30, 2015 were re-presented to exclude Ferrari's operating results from the Group's continuing operations and to present Ferrari's operating results as a single line item within discontinued operations. The following table summarizes the major line items for discontinued operations for the three and six months ended June 30, 2015.

	Three months ended June 30, 2015	Six months ended June 30, 2015
	(€ million)
Net revenues	€688	€1,241
Expenses	566	1,023
EBIT	122	218
Net financial expenses	8	6
Profit before taxes from discontinued operations	114	212
Tax expense	38	71
Profit from discontinued operations, net of tax	€76	€141

The amounts presented in the table above are not representative of the income statement of Ferrari on a stand-alone basis, as these amounts are net of transactions between the Group and Ferrari. Revenues and expenses arising from intercompany transactions were eliminated, except for those revenues and expenses that continue after the spin-off. However, no profit or loss was recognized for intercompany transactions within the Condensed Consolidated Income Statements for the three and six months ended June 30, 2015.

Distribution of RCS MediaGroup S.p.A. (“RCS”) shares
On April 15, 2016, the shareholders of FCA approved the distribution of the Group's 16.7 percent ownership interest in RCS to holders of FCA common shares. The distribution of RCS ordinary shares took effect on May 1, 2016 and holders of FCA common shares were entitled to 0.067746 ordinary shares of RCS for each common share of FCA held of record. The distribution of the RCS equity method investment resulted in a net gain of €5 million recognized within Gains on disposal of investments for the three and six months ended June 30, 2016.

3. Net revenues
Net revenues were as follows:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
	(€ million)
Revenues from:
Sales of goods	€27,076	€27,675	€52,790	€52,667
Services provided	538	370	1,095	743
Contract revenues	116	358	307	694
Interest income of financial services activities	36	41	71	106
Lease installments from assets sold with a buy-back commitment	127	96	200	173
Total Net revenues	€27,893	€28,540	€54,463	€54,383

4. Net financial expenses
The following table summarizes the Group’s financial income and expenses included within Net financial expenses:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
	(€ million)
Financial income	€50	€75	€100	€133

Financial expenses:
Interest expense and other financial expenses	326	547	721	1,036
Write-downs of financial assets	15	22	28	42
Losses on disposal of securities	5	2	5	6
Net interest expense on employee benefits provisions	86	85	171	182
Total	432	656	925	1,266

Net expenses from derivative financial instruments and exchange rate differences	109	38	178	94

Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	541	694	1,103	1,360

Net financial expenses	€491	€619	€1,003	€1,227

5. Tax expense
Tax expense was as follows:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
	(€ million)
Current tax expense	€146	€69	€461	€117
Deferred tax expense	95	279	97	295
Taxes relating to prior periods	7	2	7	(1)
Total Tax expense	€248	€350	€565	€411
The decrease in Tax expense for the three months ended June 30, 2016 compared to the three months ended June 30, 2015 was primarily due to the tax effect of charges for recall campaigns related to an industry wide recall for airbag inflators resulting from parts manufactured by a single supplier, Takata Corporation (“Takata”) (Note 16, Guarantees granted, commitments and contingent liabilities) as well as the increased use of U.S. tax credits.

The increase in Tax expense for the six months ended June 30, 2016 compared to the six months ended June 30, 2015 was primarily due to the increased profitability in the U.S., partially offset by the increased use of U.S. tax credits and the tax effect of charges for recall campaigns related to an industry wide recall for airbag inflators resulting from parts manufactured by Takata.

For the three and six months ended June 30, 2016, the Group’s effective tax rate was 44 percent and 41 percent, respectively. The difference between the statutory rate in the United Kingdom, the tax jurisdiction in which FCA is resident, of 20 percent and the effective tax rate is primarily due to income in jurisdictions with higher statutory rates than the United Kingdom and the impact of unrecognized tax losses. By comparison, the effective tax rate for the three and six months ended June 30, 2015 was 58 percent and 59 percent, respectively. The decrease in the effective tax rate from the prior year was primarily due to profitability in the U.S., which reduces the relative impact of unrecognized tax losses, and the increased use of U.S. tax credits.

6. Intangible assets
The change in Goodwill and Other intangible assets with indefinite useful lives was attributable to foreign exchange translation effects. During the six months ended June 30, 2016, the Group capitalized development costs of €1,205 million primarily related to the operations in NAFTA and EMEA.

7. Property, plant and equipment
Additions of €2,399 million for the six months ended June 30, 2016 mainly related to the mass-market vehicle operations.

8. Inventories

	At June 30, 2016	At December 31, 2015
	( € million)
Raw materials, supplies and finished goods	€11,956	€11,190
Gross amount due from customers for contract work	113	161
Total Inventories	€12,069	€11,351
The amount due from customers for contract work relates to the design and production of industrial automation systems and related products for the automotive sector is summarized as follows:

	At June 30, 2016	At December 31, 2015
	( € million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	€1,403	€2,097
Less: Progress billings	(1,551)	(2,163)
Construction contracts, net of advances on contract work	(148)	(66)
Gross amount due from customers for contract work as an asset	113	161
Less: Gross amount due to customers for contract work as a liability included in Other current liabilities (Note 13)	(261)	(227)
Construction contracts, net of advances on contract work	€(148)	€(66)
9. Receivables from financing activities and Other current assets
Receivables from financing activities included the following:

	At June 30, 2016	At December 31, 2015
	( € million)
Dealer financing	€1,843	€1,650
Retail financing	217	238
Finance leases	6	8
Other	158	110
Total Receivables from financing activities	€2,224	€2,006
Other current assets included the following:

	At June 30, 2016	At December 31, 2015
	( € million)
Other current receivables	€2,358	€2,386
Accrued income and prepaid expenses	814	692
Other current assets	€3,172	€3,078
Transfer of assets
At June 30, 2016, the Group had receivables that had not yet come due, which were transferred without recourse and were derecognized in accordance with the requirements of IAS 39, Financial Instruments: Recognition and Measurement, amounting to €5,773 million (€4,950 million at December 31, 2015). The transfers related to trade receivables and other receivables for €5,068 million (€4,165 million at December 31, 2015) and financial receivables for €705 million (€785 million at December 31, 2015). These amounts included receivables of €3,597 million (€3,022 million at December 31, 2015), mainly due from the sales network, transferred to jointly controlled financial services companies (e.g. FCA Bank).

10. Share-based compensation
The documents governing FCA's long term incentive plans contain anti-dilution provisions which provide for an adjustment to the number of awards granted under the plans in order to preserve, or alternatively, prevent the enlargement of the benefits intended to be made available to the recipients of the awards should an event occur that affects our capital structure. As such, as a result of the spin-off of Ferrari N.V., on January 26, 2016, a conversion factor of 1.5440 was approved by FCA's Compensation Committee and applied to outstanding Performance Share Units (“PSU awards”) and Restricted Share Units (“RSU awards”) as an equitable adjustment to make equity award holders whole for the resulting diminution in value of an FCA share. For the awards that will vest based on the Group's achievement of the targets for net income (“PSU NI awards”), FCA's Compensation Committee also approved an adjustment to the net income targets for the years 2016-2018 to account for the net income of Ferrari in order to preserve the economic benefit intended to be provided to each participant. There was no change to the total cost of these awards to be amortized over the remaining vesting period as a result of these adjustments.

None of the outstanding PSU and RSU awards were forfeited and none had vested at June 30, 2016. The total number of PSU and RSU awards outstanding were 22,717,024 and 8,023,472, respectively, at June 30, 2016.

Total expense for the PSU and RSU awards of €24 million and €48 million was recorded for the three and six months ended June 30, 2016, respectively.

11. Provisions

	At June 30, 2016	At December 31, 2015
	(€ million)
Employee benefits provisions:
Pension plans	€5,391	€5,310
Health care and life insurance plans	2,423	2,459
Other post-employment benefits	926	969
Other provisions for employees and liabilities for share-based payments	1,232	1,326
Total Employee benefits provisions	9,972	10,064

Other provisions:
Product warranty and recall campaigns	7,050	6,471
Sales incentives	5,057	5,196
Legal proceedings and disputes	592	500
Commercial risks	475	321
Other risks	1,295	1,304
Total Other provisions	14,469	13,792
Total Provisions	€24,441	€23,856
At June 30, 2016, Product warranty and recall campaigns increased due to charges of €414 million recognized during the three and six months ended June 30, 2016 for the additional estimated costs associated with the recall campaigns related to an industry wide recall of airbag inflators resulting from parts manufactured by Takata. Refer to Note 16, Guarantees granted, commitments and contingent liabilities for additional information.
Provisions for employee benefits include provisions for both pension plans and health care, legal, severance indemnity and other post-employment benefits (“OPEB”). Pension and OPEB costs included in the Condensed Consolidated Income Statement were as follows:

	Three months ended June 30
	2016		2015
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	€41	€9	€45	€8
Interest expense	287	31	251	23
Interest (income)	(234)	—	(203)	—
Other administrative costs	22	—	22	—
Total	€116	€40	€115	€31

	Six months ended June 30
	2016		2015
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	€81	€20	€100	€17
Interest expense	575	60	583	52
Interest (income)	(468)	—	(457)	—
Other administrative costs	50	—	42	—
Total	€238	€80	€268	€69

12. Debt

	At June 30, 2016	At December 31, 2015
	(€ million)
Notes	€13,607	€13,441
Borrowings from banks	9,230	11,962
Payables represented by securities	908	925
Asset-backed financing	328	206
Other debt	1,301	1,252
Total Debt	€25,374	€27,786
Global Medium Term Note (“GMTN”) Programme
On March 30, 2016, FCA issued 3.75 percent notes at par with a total principal amount of €1,250 million due in March 2024. The notes are listed on the Irish Stock Exchange.
On April 1, 2016, FCA repaid a note at maturity with a total principal amount of €1,000 million.
Borrowings from banks
FCA US Tranche B Term Loans
On March 15, 2016, FCA US entered into amendments to the credit agreements that govern its tranche B term loan maturing on May 24, 2017 (“Tranche B Term Loan due 2017”) and its tranche B term loan maturing on December 31, 2018 (“Tranche B Term Loan due 2018”), (collectively, the “Tranche B Term Loans”), to, among other items, eliminate covenants restricting the provision of guarantees and payment of dividends by FCA US for the benefit of the rest of the Group, to enable a unified financing platform and to provide free flow of capital within the Group.
In conjunction with these amendments, FCA US made a U.S.$2.0 billion (€1.8 billion) voluntary prepayment of principal at par with cash on hand, of which U.S.$1,288 million (€1,159 million) was applied to the Tranche B Term Loan due 2017 and U.S.$712 million (€641 million) was applied to the Tranche B Term Loan due 2018. Accrued interest related to the portion of principal prepaid of the Tranche B Term Loans and related transaction fees were also paid.
The prepayments of principal were accounted for as debt extinguishments, and as a result, a non-cash charge of €10 million was recorded within Net financial expenses for the six months ended June 30, 2016 which consisted of the write-off of the remaining unamortized debt issuance costs. The amendments to the remaining principal balance were analyzed on a lender-by-lender basis and accounted for as debt modifications in accordance with IAS 39 - Financial Instruments: Recognition and Measurement. As such, the debt issuance costs for each of the amendments were capitalized and will be amortized over the respective remaining terms of the Tranche B Term Loans.
For each of the Tranche B Term Loans, FCA US prepaid the scheduled quarterly principal payments, with the remaining balance applied to the principal balance due at maturity. Accordingly, FCA US is now scheduled to pay the remaining outstanding principal balances at the respective maturity dates. Periodic interest payments, however, continue to be required.
At June 30, 2016, €1,633 million, including accrued interest, was outstanding under the Tranche B Term Loan due 2017 (€2,863 million at December 31, 2015) and €902 million, including accrued interest, was outstanding under the Tranche B Term Loan due 2018 (€1,574 million at December 31, 2015).

Mexico Bank Loan
Effective June 24, 2016, the Group terminated early the extended disbursement term for the undrawn portion of the non-revolving loan agreement of FCA Mexico. As a result, the undisbursed U.S.$0.4 billion (€0.4 billion) is no longer available to the Group.

Revolving Credit Facilities
In conjunction with the amendments to the credit agreements that govern the Tranche B Term Loans, the second €2.5 billion tranche (expiring in June 2020) of the total €5.0 billion syndicated revolving credit facility entered into by FCA in June 2015 (“RCF”) was made available to the Group in March 2016.
In June 2016, the maturity date of the first €2.5 billion tranche of the RCF was extended to July 2019. The maturity date of the second €2.5 billion tranche of the RCF remained unchanged.
At June 30, 2016, undrawn committed credit lines totaling €6.2 billion included the €5.0 billion RCF and approximately €1.2 billion of other revolving credit facilities. At December 31, 2015, undrawn committed credit lines included the first tranche of €2.5 billion of the RCF and approximately €0.9 billion of other revolving credit facilities.

13. Other current liabilities
Other current liabilities consisted of the following:

	At June 30, 2016	At December 31, 2015
	(€ million)
Advances on buy-back agreements	€2,976	€2,492
Indirect tax payables	1,553	1,305
Accrued expenses and deferred income	3,450	3,178
Payables to personnel	1,066	972
Social security payables	340	333
Amounts due to customers for contract work	261	227
Other	2,317	2,423
Total Other current liabilities	€11,963	€10,930
On January 21, 2016, the third installment of U.S.$175 million (€161 million) was paid on the obligation arising from the memorandum of understanding entered into by FCA US with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, included within Other current liabilities.

14. Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities that are measured at fair value on a recurring basis:

	At June 30, 2016				At December 31, 2015
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(€ million)
Assets at fair value available-for-sale:
Investments at fair value with changes directly in Other comprehensive income	€171	€19	€	€190	€184	€19	€	€203
Other non-current securities	44	—	12	56	31	—	12	43
Current securities available-for-sale	206	2	—	208	264	5	—	269
Financial assets at fair value held-for-trading:
Current investments	41	—	—	41	48	—	—	48
Current securities held for trading	206	—	—	206	213	—	—	213
Other financial assets	66	578	10	654	40	813	—	853
Cash and cash equivalents	15,273	2,871	—	18,144	18,097	2,565	—	20,662
Total Assets	€16,007	€3,470	€22	€19,499	€18,877	€3,402	€12	€22,291
Other financial liabilities	—	1,041	10	1,051	—	701	35	736
Total Liabilities	€	€1,041	€10	€1,051	€	€701	€35	€736

During the six months ended June 30, 2016, there were no transfers between levels in the fair value hierarchy.

The fair value of Other financial assets and liabilities, which mainly include derivative financial instruments, is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment as described below:

•	the fair value of forward contracts and currency swaps is determined by taking the prevailing exchange rates and interest rates at the balance sheet date;

•	the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;

•	the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method;

•
the fair value of swaps and options hedging commodity price risk is determined by using suitable valuation techniques and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).

The par value of Cash and cash equivalents, which includes cash at banks, units in money market funds and other money market securities primarily comprised of commercial paper, bankers’ acceptances and certificate of deposits that are readily convertible to cash with original maturities of three months or less at the date of purchase, usually approximates fair value due to the short maturity of these instruments. The fair value of money market funds is also based on available market quotations. Where appropriate, the fair value of cash equivalents is determined with discounted expected cash flow techniques using observable market yields (classified in Level 2 of the fair value hierarchy).

The following is a reconciliation for the changes in items measured at fair value and classified in Level 3:

	Three months ended June 30
	2016		2015
	Other non-current securities	Other financial assets/(liabilities)	Other non-current securities	Other financial assets/(liabilities)
	(€ million)
At April 1	€12	€(18)	€23	€(19)
(Losses) recognized in Consolidated Income Statement	—	(13)	—	—
Gains/(losses) recognized in Other comprehensive income/(loss)	—	20	—	(12)
Issues/Settlements	—	11	—	3
At June 30	€12	€	€23	€(28)
The losses included in the Condensed Consolidated Income Statement for the three months ended June 30, 2016 were recognized within Cost of sales. The gains/(losses) recognized in Other comprehensive income/(loss) for the three months ended June 30, 2016 and 2015 were recognized within Cash flow hedge reserve.

	Six months ended June 30
	2016		2015
	Other non-current securities	Other financial assets/(liabilities)	Other non-current securities	Other financial assets/(liabilities)
	(€ million)
At January 1	€12	€(35)	€22	€(4)
(Losses) recognized in Consolidated Income Statement	—	(20)	(2)	—
Gains/(losses) recognized in Other comprehensive income/(loss)	—	31	3	(27)
Issues/Settlements	—	24	—	3
At June 30	€12	€	€23	€(28)
The losses included in the Condensed Consolidated Income Statement for the six months ended June 30, 2016 and June 30, 2015 were recognized within Cost of sales and Net financial expenses, respectively. The gains/(losses) recognized in Other comprehensive income/(loss) for the six months ended June 30, 2016 and June 30, 2015 were recognized within Cash flow hedge reserve.

Assets and liabilities not measured at fair value on a recurring basis
For financial instruments represented by short-term receivables and payables, for which the present value of future cash flows does not differ significantly from carrying value, we assume that the carrying value is a reasonable approximation of fair value. Specifically, the carrying amounts of financial instruments classified within Current receivables and Other current assets and of Trade payables and Other current liabilities approximate their fair value.

The following table summarizes the carrying amount and fair value for financial assets and liabilities that are not measured at fair value on a recurring basis:

		At June 30, 2016		At December 31, 2015
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		€1,843	€1,843	€1,650	€1,649
Retail financing		217	214	238	232
Finance lease		6	6	8	8
Other receivables from financing activities		158	158	110	110
Receivables from financing activities	9	€2,224	€2,221	€2,006	€1,999

Asset-backed financing		€328	€328	€206	€206
Notes		13,607	14,299	13,441	14,120
Other debt		11,439	11,449	14,139	14,074
Debt	12	€25,374	€26,076	€27,786	€28,400
The fair value of Receivables from financing activities, which are classified in Level 3 of the fair value hierarchy, has been estimated with discounted cash flows models. The most significant inputs used for this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
Notes that are traded in active markets for which close or last trade pricing is available are classified in Level 1 of the fair value hierarchy. Notes for which such prices are not available, are valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are classified in Level 2 of the fair value hierarchy. At June 30, 2016, €14,293 million and €6 million of Notes were classified in Level 1 and Level 2, respectively.
The fair value of Other debt classified in Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are year-end market interest rates, adjusted for market expectations of the Group’s non-performance risk implied in quoted prices of traded securities issued by the Group and existing credit derivatives on Group liabilities. The fair value of the debt that requires significant adjustments using unobservable inputs is classified in Level 3. At June 30, 2016, €9,401 million and €2,048 million of Other Debt was classified in Level 2 and Level 3, respectively.

15. Related party transactions
The related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Refer to Note 26, Related party transactions, in the FCA Consolidated Financial Statements at December 31, 2015 for a description of the Group's transactions with the Group's unconsolidated subsidiaries, joint ventures, associates and other related parties.
From January 3, 2016, which was the date of the spin-off of Ferrari N.V. from the Group, transactions carried out with Ferrari N.V. are related party transactions and primarily relate to (i) the purchase of engines and engine components for Maserati vehicles, (ii) the sale of automotive lighting and automotive components and (iii) transactions related to the display of FCA logos on Formula 1 cars.

The amounts for significant transactions with related parties recognized were as follows:

	Three months ended June 30
	2016				2015
	Net revenues	Cost of sales	Selling, general and other costs	Financial income/ (expenses)	Net revenues	Cost of sales	Selling, general and other costs	Financial income/ (expenses)
	(€ million)
Joint arrangements and associates	€1,108	€760	€3	€(8)	€1,025	€423	€5	€(7)
CNH Industrial N.V. (“CNHI”)	€145	€116	€2	€—	€165	€125	€—	€—
Ferrari	€24	€49	€—	€—	n/a	n/a	n/a	n/a

	Six months ended June 30
	2016				2015
	Net revenues	Cost of sales	Selling, general and other costs	Financial income/ (expenses)	Net revenues	Cost of sales	Selling, general and other costs	Financial income/ (expenses)
	(€ million)
Joint arrangements and associates	€2,159	€1,325	€8	€(14)	€1,878	€820	€8	€(13)
CNHI	€275	€217	€2	€—	€304	€242	€—	€—
Ferrari	€39	€81	€—	€(7)	n/a	n/a	n/a	n/a

Non-financial assets and liabilities from significant transactions with related parties were as follows:

	At June 30, 2016				At December 31, 2015
	Trade receivables	Trade payables	Other current assets	Other current liabilities	Trade receivables	Trade payables	Other current assets	Other current liabilities
	(€ million)
Joint arrangements and associates	€337	€453	€3	€334	€323	€404	€4	€204
CNHI	€50	€92	€4	€5	€48	€76	€26	€6
Ferrari	€26	€49	€ 157(1)	€4	n/a	n/a	n/a	n/a
__________________________

n/a	Not applicable

(1)	Primarily related to income taxes owed by Ferrari as a result of including Ferrari' s taxable income in the Group's Italian consolidated tax return in 2015.
Financial assets and liabilities originating from related party transactions were as follows:

	At June 30, 2016			At December 31, 2015
	Current receivables from financing activities	Asset- backed financing	Other debt	Current receivables from financing activities	Asset- backed financing	Other debt
	(€ million)
Joint arrangements and associates	€139	€164	€29	€97	€133	€53

16. Guarantees granted, commitments and contingent liabilities
Contingencies
On May 4, 2016, the National Highway Traffic Safety Administration (“NHTSA”) published an amendment to the November 3, 2015 Takata Consent Order regarding Takata passenger airbags manufactured using non-desiccated Phase Stabilized Ammonium Nitrate (“PSAN”).  This amendment expanded the scope of the original consent order to include 7.5 million additional units of non-desiccated PSAN airbag inflators, of which approximately 2 million inflator units are deferred and are not yet subject to recall. In compliance with the amendment to the Takata Consent Order, on May 16, 2016, Takata submitted a Defect Incident Report (“DIR”) to NHTSA declaring the non-desiccated PSAN airbag inflators defective. Based on the DIRs filed by Takata, FCA US has announced a recall of vehicles, assembled in NAFTA, related to the May 16, 2016 DIR, which represents approximately 5.5 million inflator units.  Considering the estimated cost of the recall and the estimated participation rate of the recalls taking into account the age of the vehicles involved, we recognized €414 million within Cost of sales during the three and six months ended June 30, 2016.  The charges reflect our assumptions on participation rate based on the Group's historical experience and industry data.  If our actual experience differs from our historical experience or industry data, this could result in an adjustment to the warranty provision in the future.

We continue to assess the condition and performance of airbag inflators supplied by Takata. While there have not been any known issues relating to the unrecalled units, as additional information, data and analysis become available and we continue discussions with our regulators, the number of inflator units that may become subject to recalls could be expanded.  Any liability for the estimated cost for future recalls would be recognized in the period in which a recall becomes probable.

Litigation
Refer to Note 28, Guarantees granted, commitments and contingent liabilities, in the FCA Consolidated Financial Statements at December 31, 2015 for information on the Group's pending litigation proceedings. There have been no material new litigation or developments with respect to existing litigation during the three and six months ended June 30, 2016.

17. Venezuela currency regulations and devaluation
On March 10, 2016, the Venezuelan government modified its foreign currency exchange systems with the enactment of Exchange Agreement No. 35, which included the devaluation of its official exchange rate. Venezuela’s official exchange rate, CENCOEX, was replaced with DIPRO, which is only available for purchases and sales of essential items, such as food and medicine. In addition, the official exchange rate was also devalued from 6.3 VEF to 10 VEF per U.S Dollar and the exchange rate determined by an auction process conducted by Venezuela’s Supplementary Foreign Currency Administration System, or SICAD, was terminated. The Marginal Currency System, or the “SIMADI” exchange rate, was replaced with the “floating” Sistema de Divisa Complementaria, or the DICOM exchange rate, which is available for all transactions not subject to the DIPRO exchange rate. Unlike the former SICAD system, the government, the state-owned oil enterprise PDVSA and foreign investors can inject funds into the new system.
At March 31, 2016, the DICOM exchange rate was expected to be used to complete the majority of FCA Venezuela's transactions to exchange VEF for U.S. Dollars. At June 30, 2016, the DICOM exchange rate of 628.3 VEF per U.S. Dollar did not result in the recording of material re-measurement charges during the three months ended June 30, 2016. Total re-measurement charges, including the devaluation and the write-down of SICAD receivables, of €19 million were recorded within Cost of sales for the six months ended June 30, 2016.
At June 30, 2015, the Group had adopted the SIMADI exchange rate and, as a result, recorded a remeasurement charge on its VEF denominated net monetary assets, including cash and cash equivalents in Venezuela, of €53 million within Cost of Sales using an exchange rate of 197.3 VEF per U.S. Dollar for the three and six months ended June 30, 2015. In addition to the remeasurement charge, the Group recorded €27 million within Cost of Sales for the write-down of inventory in Venezuela to the lower of cost or net realizable value for the three and six months ended June 30, 2015, as due to pricing controls, the Group was unable to increase the VEF sales price in Venezuela to compensate for the devaluation.

18. Equity
Share capital
At June 30, 2016, share capital of FCA amounted to €17 million (€17 million at December 31, 2015) and consisted of 1,289,033,526 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each (1,288,956,011 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each at December 31, 2015).
Mandatory Convertible Securities

Pursuant to the terms of the prospectus for the aggregate notional amount of U.S.$2,875 million (€2,293 million) of mandatory convertible securities (the “Mandatory Convertible Securities”), the Mandatory Convertible Securities will automatically convert on December 15, 2016 (the “Mandatory Conversion Date”) into a number of common shares equal to the conversion rate calculated based on the share price relative to the applicable market value (“AMV”), as defined in the prospectus of the Mandatory Convertible Securities. Effective January 15, 2016, as a consequence of the spin-off of Ferrari N.V. to holders of FCA shares, certain terms of the Mandatory Convertible Securities were adjusted as follows:

•	Initial Price was adjusted from U.S.$11.00 to U.S.$7.1244;

•	Threshold Appreciation Price was adjusted from U.S.$12.9250 to U.S.$8.3712;

•	Stated Amount was adjusted from U.S.$100.00 to U.S.$64.7675; and

•
The common share prices included within the definition of “Early Conversion Rate” applicable to a “fundamental change” (as defined in the prospectus of the Mandatory Convertible Securities) were also adjusted.

The relevant fraction used to affect the adjustments noted above was calculated using the average of the daily Volume Weighted Average Price (“VWAP”) from January 5, 2016 to January 15, 2016 for both FCA common shares and Ferrari N.V. common shares. There was no effect to the Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2016.

Effective May 13, 2016, certain terms of the Mandatory Convertible Securities were further adjusted to compensate for the distribution of the RCS ordinary shares to holders of FCA shares as follows:

•	Initial Price was adjusted from U.S.$7.1244 to U.S.$7.0829;

•	Threshold Appreciation Price was adjusted from U.S.$8.3712 to U.S.$8.3224;

•	The minimum number of shares was adjusted from 222,435,875 shares to 223,741,125 shares if the AMV is greater than or equal to the Threshold Appreciation Price;

•	The maximum number of shares was adjusted from 261,363,375 shares to 262,895,750 shares if the AMV is less than or equal to the Initial Price; and

•
The conversion rates (together with the common share prices) included within the definition of “Early Conversion Rate” applicable to a “fundamental change” (as defined in the prospectus of the Mandatory Convertible Securities) were also adjusted.

The relevant fraction used to affect the adjustments noted above was calculated using the average of the daily Volume Weighted Average Price (“VWAP”) from May 2, 2016 to May 13, 2016 for both FCA common shares and RCS common shares. There was no effect to the Condensed Consolidated Financial Statements as of June 30, 2016 and for the three and six months ended June 30, 2016.

Other comprehensive income/(loss)

Other comprehensive income/(loss) was as follows:

	Three months ended June 30		Six months ended June 30
	2016	2015	2016	2015
	(€ million)
Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:
Gains/(losses) on re-measurement of defined benefit plans	€	€	€2	€(67)
Total items that will not be reclassified to the Consolidated Income Statement (B1)	—	—	2	(67)

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:
(Losses)/gains on cash flow hedging instruments arising during the period	(12)	21	(37)	(44)
(Losses)/gains on cash flow hedging instruments reclassified to the Consolidated Income Statement	(42)	(81)	(135)	115
(Losses)/gains on cash flow hedging instruments	(54)	(60)	(172)	71
Gains/(losses) on available-for-sale financial assets	3	9	(12)	24
Foreign exchange translation gains/(losses)	376	(520)	(155)	888
Share of Other comprehensive income/(loss) for equity method investees arising during the period	(9)	(25)	(41)	18
Share of Other comprehensive income/(loss) for equity method investees reclassified to the Consolidated Income Statement	(5)	(4)	(7)	(1)
Total Share of Other comprehensive income/(loss) for equity method investees	(14)	(29)	(48)	17
Items relating to discontinued operations	—	76	—	(36)
Total items that may be reclassified to the Consolidated Income Statement (B2)	311	(524)	(387)	964
Total Other comprehensive income/(loss) (B1)+(B2)	311	(524)	(385)	897
Tax effect	23	39	85	3
Tax effect - discontinued operations	—	(27)	—	16
Total Other comprehensive income/(loss), net of tax	€334	€(512)	€(300)	€916

The tax effect relating to Other comprehensive income/(loss) was as follows:

	Three months ended June 30
	2016			2015
	Pre-tax balance	Tax (expense) / benefit	Net balance	Pre-tax balance	Tax (expense) / benefit	Net balance
	(€ million)
Gains on remeasurement of defined benefit plans	€	€	€	€	€17	€17
(Losses) on cash flow hedging instruments	(54)	23	(31)	(60)	22	(38)
Gains on available- for-sale financial assets	3	—	3	9	—	9
Foreign exchange translation gains/(losses)	376	—	376	(520)	—	(520)
Share of Other comprehensive income/(loss) for equity method investees	(14)	—	(14)	(29)	—	(29)
Items relating to discontinued operations	—	—	—	76	(27)	49
Total Other comprehensive income/(loss)	€311	€23	€334	€(524)	€12	€(512)

	Six months ended June 30
	2016			2015
	Pre-tax balance	Tax (expense) / benefit	Net balance	Pre-tax balance	Tax (expense) / benefit	Net balance
	(€ million)
Gains/(losses) on remeasurement of defined benefit plans	€2	€(2)	€	€(67)	€33	€(34)
(Losses)/gains on cash flow hedging instruments	(172)	87	(85)	71	(30)	41
(Losses)/gains on available- for-sale financial assets	(12)	—	(12)	24	—	24
Foreign exchange translation (losses)/gains	(155)	—	(155)	888	—	888
Share of Other comprehensive income/(loss) for equity method investees	(48)	—	(48)	17	—	17
Items relating to discontinued operations	—	—	—	(36)	16	(20)
Total Other comprehensive income/(loss)	€(385)	€85	€(300)	€897	€19	€916

19. Earnings per share
Basic earnings per share
The basic earnings per share is determined by dividing the Net profit attributable to the equity holders of the parent by the weighted average number of shares outstanding. For the three and six months ended June 30, 2016 and 2015, the weighted average number of shares outstanding included the minimum number of ordinary shares to be converted as a result of the issuance of the Mandatory Convertible Securities.

The following tables summarize the amounts used to calculate the basic earnings per share:

		Three months ended June 30
		2016	2015
Net profit attributable to owners of the parent	million	€311	€320
Weighted average number of shares outstanding	thousand	1,512,165	1,511,083
Basic earnings per share		€0.206	€0.212

		Three months ended June 30
		2016	2015
Net profit from continuing operations attributable to owners of the parent	million	€311	€252
Weighted average number of shares outstanding	thousand	1,512,165	1,511,083
Basic earnings per share from continuing operations		€0.206	€0.167

		Six months ended June 30
		2016	2015
Net profit attributable to owners of the parent	million	€783	€398
Weighted average number of shares outstanding	thousand	1,511,795	1,509,717
Basic earnings per share		€0.518	€0.264

		Six months ended June 30
		2016	2015
Net profit from continuing operations attributable to owners of the parent	million	€783	€272
Weighted average number of shares outstanding	thousand	1,511,795	1,509,717
Basic earnings per share from continuing operations		€0.518	€0.180
Diluted earnings per share
In order to calculate the diluted earnings per share for the three and six months ended June 30, 2016 and 2015, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the outstanding and unvested PSU and RSU awards at June 30, 2016 (Note 10, Share-based compensation) as determined using the treasury stock method. In addition, for the three and six months ended June 30, 2016, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the Mandatory Convertible Securities based on FCA's share price and pursuant to the terms of the prospectus of the Mandatory Convertible Securities, as amended (Note 18, Equity).
Based on FCA's share price, the minimum number of shares would have been issued had the mandatory convertible securities been converted at June 30, 2015. As a result, the Mandatory Convertible Securities did not dilute the basic earnings per share for the three and six months ended June 30, 2015 and there was no difference between the basic earnings per share and the diluted earnings per share for the three and six months ended June 30, 2015. In addition, there was no difference between the basic earnings per share and the diluted earnings per share for the three and six months ended June 30, 2015 after giving effect to the potential common shares that would theoretically be issued for the PSU and RSU awards.
There were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive effect for the three and six months ended June 30, 2016 and 2015.

The following tables summarize the amounts used to calculate the diluted earnings per share for the three and six months ended June 30, 2016:

		Three months ended June 30, 2016	Six months ended June 30, 2016
Net profit attributable to owners of the parent	million	€311	€783
Weighted average number of shares outstanding	thousand	1,512,165	1,511,795
Number of shares deployable for share-based compensation	thousand	39,155	39,155
Number of shares deployable for Mandatory Convertible Securities	thousand	9,387	8,395
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,560,707	1,559,345
Diluted earnings per share		€0.199	€0.502

		Three months ended June 30, 2016	Six months ended June 30, 2016
Net profit from continuing operations attributable to owners of the parent	million	€311	€783
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,560,707	1,559,345
Diluted earnings per share from continuing operations		€0.199	€0.502

20. Segment reporting
The Group’s activities are carried out through six reportable segments: four regional mass-market vehicle segments (NAFTA, LATAM, APAC and EMEA), Maserati, our global luxury brand segment, and a global Components segment. These reportable segments reflect the operating segments of the Group that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker,” for making strategic decisions, allocating resources and assessing performance, and that exceed the quantitative threshold provided in IFRS 8 - Operating Segments, or whose information is considered useful for the users of the financial statements.
The Group’s four regional mass-market vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: NAFTA (U.S., Canada, Mexico and Caribbean islands), LATAM (South and Central America), APAC (Asia and Pacific countries) and EMEA (Europe, Middle East and Africa). The Group's global luxury brand reportable segment, Maserati, deals with the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Maserati brand. The Group's global Components reportable segment deals with the production and sale of lighting components, body control units, suspensions, shock absorbers, electronic systems and exhaust systems, powertrain components, engine control units, plastic molding components, cast iron and aluminum components, as well as the design and production of industrial automation systems and related products for the automotive industry.
Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the measure used by the chief operating decision maker to assess performance, allocate resources to the Group's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT is calculated as EBIT excluding: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and other unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature. See below for a reconciliation of Adjusted EBIT to EBIT, which is the most directly comparable measure included in our Consolidated Income Statement. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8 - Operating Segments, the related information is not provided.

The following tables summarize selected financial information by segment:

	Mass-Market Vehicles
Three months ended June 30, 2016	NAFTA		LATAM		APAC		EMEA		Maserati		Components		Other activities		Unallocated items & adjustments		FCA
	(€ million)
Revenues		€17,479		€1,469		€957		€5,770		€579		€2,430		€198		€(989)	€27,893
Revenues from transactions with other segments	(9)		(40)		(4)		(45)		(3)		(785)		(103)		989		—
Revenues from external customers		€17,470		€1,429		€953		€5,725		€576		€1,645		€95	€		€27,893

Adjusted EBIT		€1,374	€			€42		€143		€36		€111		€(37)		€(41)	€1,628
Recall campaigns - airbag inflators		€(414)	€		€		€		€		€		€		€		(414)
NAFTA capacity realignment		€(105)	€		€		€		€		€		€		€		(105)
Restructuring costs	€			€(40)	€			€(6)	€			€(13)	€			€(1)	(60)
Gains on disposal of investments	€		€		€		€		€		€			€5	€		5
Other	€		€			€5	€		€		€			€1	€		6
EBIT																	€1,060

	Mass-Market Vehicles
Three months ended June 30, 2015	NAFTA		LATAM		APAC		EMEA		Maserati		Components		Other activities		Unallocated items & adjustments		FCA
	(€ million)
Revenues		€17,186		€1,851		€1,523		€5,470		€610		€2,549		€211		€(860)	€28,540
Revenues from transactions with other segments	205		(42)		(7)		(99)		(2)		(806)		(109)		860		—
Revenues from external customers		€17,391		€1,809		€1,516		€5,371		€608		€1,743		€102	€		€28,540

Adjusted EBIT		€1,327		€(79)		€47		€57		€43		€96		€(52)		€(38)	€1,401
Venezuela charge from adoption of SIMADI exchange rate	€			€(80)	€		€		€		€		€		€		(80)
NHTSA consent order		€(81)	€		€		€		€		€		€		€		(81)
Restructuring (costs)/reversal		€5		€(5)		€—		€—		€—		€(8)		€—		€—	(8)
Impairment expense	€		€			€(1)	€			€(3)	€		€		€		(4)
Other	€		€		€			€(1)	€		€		€			€(1)	(2)
EBIT																	€1,226

	Mass-Market Vehicles
Six months ended June 30, 2016	NAFTA		LATAM		APAC		EMEA		Maserati		Components		Other activities		Unallocated items & adjustments		FCA
	(€ million)
Revenues		€34,615		€2,780		€1,906		€10,810		€1,087		€4,749		€380		€(1,864)	€54,463
Revenues from transactions with other segments	(14)		(57)		(10)		(85)		(5)		(1,497)		(196)		1,864		—
Revenues from external customers		€34,601		€2,723		€1,896		€10,725		€1,082		€3,252		€184	€		€54,463

Adjusted EBIT		€2,601		€11		€54		€239		€52		€197		€(80)		€(67)	€3,007
Recall campaigns - airbag inflators		€(414)	€		€		€		€		€		€		€		(414)
NAFTA capacity realignment		€(156)	€		€		€		€		€		€		€		(156)
Venezuela currency devaluation	€			€(19)	€		€		€		€		€		€		(19)
Restructuring (costs)/reversal		€2		€(45)	€			€(6)	€			€(17)	€			€(1)	(67)
Gains on disposal of investments	€		€		€		€		€		€			€5	€		5
Other	€		€			€10	€		€		€			€1	€		11
EBIT																	€2,367

	Mass-Market Vehicles
Six months ended June 30, 2015	NAFTA		LATAM		APAC		EMEA		Maserati		Components		Other activities		Unallocated items & adjustments		FCA
	(€ million)
Revenues		€33,363		€3,402		€3,035		€10,154		€1,133		€4,984		€408		€(2,096)	€54,383
Revenues from transactions with other segments	—		(81)		(11)		(218)		(2)		(1,567)		(217)		2,096		—
Revenues from external customers		€33,363		€3,321		€3,024		€9,936		€1,131		€3,417		€191	€		€54,383

Adjusted EBIT		€1,928		€(144)		€112		€82		€79		€164		€(61)		€(59)	€2,101
Venezuela charge from adoption of SIMADI exchange rate	€			€(80)	€		€		€		€		€		€		(80)
NHTSA consent order		€(81)	€		€		€		€		€		€		€		(81)
Restructuring (costs)/reversal		€7		€(11)	€		€		€			€(8)	€		€		(12)
Impairment expense	€		€			€(1)	€			€(3)	€		€		€		(4)
Other	€		€		€			€(1)	€		€		€			€(1)	(2)
EBIT																	€1,922

21. Subsequent events
Publishing business
Further to the memorandum of understanding dated March 2, 2016, on August 1, 2016, FCA announced the signing of a framework agreement which sets out terms of the proposed integration through a merger between FCA's consolidated media and publishing subsidiary, ITEDI S.p.A. (“Itedi”), in which FCA has a 77 percent ownership interest, and the Italian media group, Gruppo Editoriale L’Espresso S.p.A. (“GELE”) (the “Merger”). The Merger, which is subject to certain conditions precedent that are customary for this type of transaction as well as the receipt of necessary regulatory approvals from Italian State Authorities that regulate the publishing and media sectors, is expected to be effective in the first quarter of 2017 and will result in the creation of an Italian publishing business with potential for significant revenue and synergies.
Under the framework agreement, FCA and Itedi’s non-controlling shareholder, Ital Press Holding S.p.A. (“Ital Press”), will transfer 100 percent of the shares of Itedi to GELE in exchange for newly-issued reserved shares. Upon completion of the transaction, CIR S.p.A., the controlling shareholder of GELE, will hold a 43.4 percent ownership interest in GELE, FCA will hold 14.63 percent and Ital Press will hold 4.37 percent. As soon as practicable following completion of the Merger, FCA will distribute its entire interest in GELE to holders of FCA common stock.

Responsibility Statement

The Board of Directors is responsible for preparing the Semi-Annual Report, inclusive of the Semi-Annual Condensed Consolidated Financial Statements and the Management Discussion and Analysis, in accordance with the Dutch Financial Supervision Act and the applicable International Financial Reporting Standards (IFRS) for interim reporting, IAS 34 - Interim Financial Reporting.

In accordance with Section 5:25d, paragraph 2 of the Dutch Financial Supervision Act, the Board of Directors states that, to the best of its knowledge, the Semi-Annual Consolidated Financial Statements prepared in accordance with applicable accounting standards provide a true and fair view of the assets, liabilities, financial position and profit or loss of FCA and its subsidiaries, and the undertakings included in the consolidation as a whole, and the Management Discussion and Analysis provides a fair review of the information required pursuant to Section 5:25d, paragraphs 8 and 9 of the Dutch Financial Supervision Act.

August 4, 2016

The Board of Directors

John Elkann
Sergio Marchionne
Andrea Agnelli
Tiberto Brandolini d’Adda
Glenn Earle
Valerie A. Mars
Ruth J. Simmons
Ronald L. Thompson
Patience Wheatcroft
Stephen M. Wolf
Ermenegildo Zegna